UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of November 2012.

Commission File Number:  333-13896

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

EXHIBITS

Exhibit Number

1. QUARTERLY FINANCIAL STATEMENTS (U.S. GAAP)
RESULTS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2012 (Unaudited)
(FROM APRIL 1, 2012 TO SEPTEMBER 30, 2012) CONSOLIDATED

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 16, 2012
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

NEWS RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

FOR IMMEDIATE RELEASE

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

QUARTERLY FINANCIAL STATEMENTS (U.S. GAAP)

RESULTS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2012 (Unaudited)

(FROM APRIL 1, 2012 TO SEPTEMBER 30, 2012)

CONSOLIDATED

Released on November 16, 2012

NIDEC CORPORATION

338 Kuzetonoshiro-cho,

Minami-ku, Kyoto 601-8205 Japan

CONSOLIDATED FINANCIAL RESULTS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2012 (Unaudited)

CONSOLIDATED STATEMENTS OF INCOME

	Yen in millions
	(except per share amounts)
	For the six months ended September 30
	2011	2012
Net sales	¥357,291	¥353,540
Operating income	40,767	42,816
Income from continuing operations before income taxes	34,587	37,670
Income from continuing operations attributable to Nidec Corporation	23,533	26,920
Loss on discontinued operations attributable to Nidec Corporation	(1,004)	-
Net income attributable to Nidec Corporation	¥22,529	¥26,920
Per share data
Earning per share - basic
Income from continuing operations attributable to Nidec Corporation	¥170.35	¥200.66
Loss on discontinued operations attributable to Nidec Corporation	(7.27)	-
Net income attributable to Nidec Corporation	163.08	200.66
Earning per share - diluted
Income from continuing operations attributable to Nidec Corporation	¥159.29	¥187.29
Loss on discontinued operations attributable to Nidec Corporation	(6.80)	-
Net income attributable to Nidec Corporation	¥152.49	¥187.29

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Yen in millions
	For the six months ended September 30
	2011	2012

Consolidated net income	¥24,954	¥28,878
Other comprehensive income (loss), net of tax	(25,162)	(17,705)
Total comprehensive income (loss)	(208)	11,173
Less: Comprehensive (income) loss attributable to noncontrolling interests	(1,478)	(829)
Comprehensive income (loss) attributable to Nidec Corporation	¥(1,686)	¥10,344

CONSOLIDATED BALANCE SHEETS

	Yen in millions
	2012
	March 31	September 30
Current assets	¥439,287	¥427,805
Investments	15,572	13,519
Property, plant, equipment and others	345,542	399,361
Total assets	800,401	840,685

Current liabilities	252,360	398,824
Long-term liabilities	122,430	39,047
Total liabilities	374,790	437,871
Total Nidec Corporation shareholders’ equity	370,182	347,842
Noncontrolling interests	55,429	54,972
Total liabilities and equity	¥800,401	¥840,685

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Yen in millions
	For the six months ended September 30
	2011	2012
Net cash provided by operating activities	¥28,578	¥39,995
Net cash used in investing activities	(16,669)	(78,180)
Net cash provided by financing activities	3,060	32,446
Effect of exchange rate changes on cash and cash equivalents	(7,629)	(6,474)
Net increase (decrease) in cash and cash equivalents	7,340	(12,213)
Cash and cash equivalents at beginning of period	94,321	130,290
Cash and cash equivalents at end of period	¥101,661	¥118,077

Cautionary Note Regarding Forward-Looking Statements

This report contains forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended) about Nidec Corporation and its group companies (the “Nidec Group”). These forward-looking statements are based on the current expectations, assumptions, estimates and projections of the Nidec Group in light of the information currently available to it. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “forecast” or similar words. These statements discuss future expectations, identify strategies, contain projections of the results of operations or financial condition of the Nidec Group, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. The Nidec Group cannot promise that the expectations expressed in these forward-looking statements will prove to be correct. Actual results could be materially different from and worse than the Nidec Group’s expectations as a result of certain factors, including, but not limited to, (i) direct and indirect impact of the floods in Thailand, (ii) direct and indirect impact of the earthquake in northern Japan in March 2011 and subsequent events and developments, including recovery of manufacturing levels and electricity supply shortages in Japan, (iii) the Nidec Group’s ability to design, develop, mass produce and win acceptance of its products, (iv) general economic conditions in the computer, information technology, home appliance, industrial and commercial machinery and equipment, automobile and related product markets, particularly levels of consumer spending, (v) exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar, the euro and other currencies in which the Nidec Group makes significant sales or in which the Nidec Group’s assets and liabilities are denominated, (vi) the Nidec Group’s ability to acquire and successfully integrate companies with complementary technologies and product lines, including, but not limited to, Nidec Motor Corporation, Nidec Seimitsu Corporation, The Minster Machine Company, Ansaldo Sistemi Industriali S.p.A., Nidec Sankyo Corporation, Jiangsu Kaiyu Auto Appliance Co., Ltd., SCD Co., Ltd., Avtron Industrial Automation Inc. and Kinetek Group Inc., and (vii) adverse changes in laws, regulations or economic policies in any of the jurisdictions where the Nidec Group has manufacturing or other operations.

As used in this document, references to “we,” ”our,” “us” and "Nidec Group" are to Nidec Corporation and, except as the context otherwise requires, its consolidated subsidiaries; “U.S. dollar” or “$” means the lawful currency of the United States of America, “Euro” or “€” means the lawful currency of those member states of the European Union which are participating in the European Economic and Monetary Union pursuant to the Treaty of the European Union, and “Japanese yen,” “yen” or “¥” means the lawful currency of Japan; and “U.S. GAAP” means accounting principles generally accepted in the United States, and “Japanese GAAP” means accounting principles generally accepted in Japan.

Results of Operations — Six Months Ended September 30, 2012 Compared to Six Months Ended September 30, 2011 (Unaudited)

As of March 31, 2012, we discontinued our lens actuator (“LAC”) business which had previously been included in the “other small precision brushless DC motors” product category. As of the same date, we also discontinued our tape drive and disk drive mechanism (“PGN”) businesses and our compact digital camera lens unit (“CLU”) business, both of which had previously been included in the “electronic and optical components” product category. All prior period LAC, PGN and CLU amounts have been reclassified to discontinued operations pursuant to the ASC 205-20 “Presentation of Financial Statements-Discontinued Operations” to enable comparisons between the relevant amounts for the six months ended September 30, 2011 and 2012.

Net Sales

	(Yen in millions) For the six months ended September 30
	2011	2012	Inc/Dec	Inc/Dec %
Net sales:
Small precision motors:
Hard disk drives spindle motors	¥93,265	¥88,605	¥(4,660)	(5.0)%
Other small precision motors*1	64,307	68,087	3,780	5.9
Sub-total	157,572	156,692	(880)	(0.6)
Automotive, household, commercial and industrial products *2	106,739	112,633	5,894	5.5
Machinery	36,616	31,266	(5,350)	(14.6)
Electronic and optical components	52,225	49,114	(3,111)	(6.0)
Others*2	4,139	3,835	(304)	(7.3)
Consolidated total	¥357,291	¥353,540	¥(3,751)	(1.0)%

Notes:

*1: Starting in the interim reporting period ended September 30, 2012, the “small precision motors” product category is divided into “hard disk drives spindle motors” and “other small precision motors,” considering the similarities with respect to the products that are included in the new “other small precision motors” sub-category. To enable comparisons between periods, previously reported amounts have been reclassified.

*2: Starting in the interim reporting period ended September 30, 2012, the “general motors” product category is renamed as “automotive, household, commercial and industrial products” and the automotive components that were previously included in the “other” product category have been reclassified to the new “automotive, household, commercial and industrial products” product category, considering the similarities with respect to the products that are included in the new product category. To enable comparisons between periods, previously reported amounts have been reclassified.

Our net sales decreased ¥3,751 million, or 1.0%, from ¥357,291 million for the six months ended September 30, 2011 to ¥353,540 million for the six months ended September 30, 2012, despite the net sales of newly consolidated subsidiaries, including:

O

Nidec Seimitsu Corporation and its subsidiaries (“Nidec Seimitsu”), a manufacturer of vibration motors for mobile phones and other small precision DC motors, which we acquired in July 2011,

O

The Minster Machine Company and its subsidiaries (“Minster”), a U.S. manufacturer of press machines, which we acquired in April 2012 and

O

Ansaldo Sistemi Industriali S.p.A. and its subsidiaries (“ASI”), an Italian manufacturer of industrial motors, generators and drives, which we acquired in May 2012.

Excluding the impact of the contributions of the newly consolidated subsidiaries, our net sales decreased ¥20,445 million, or 5.8%, from ¥353,432 million for the six months ended September 30, 2011 to ¥332,987 million for the six months ended September 30, 2012. This was mainly due to decreases in sales of products in the “machinery,” “small precision motors” and “electronic and optical components” categories. The decreases in sales were primarily due to weaker demand. As the recession in Europe continues to have an adverse effect on the global economy, including China and other emerging economies, the demand for our products is expected further to decrease.

The average exchange rate between the Japanese yen and the U.S. dollar for the six months ended September 30, 2012 was ¥79.41 to the dollar, which represents an appreciation of the Japanese yen against the U.S. dollar of ¥0.41, or approximately 1%, compared to the six months ended September 30, 2011. The average exchange rate between the Japanese yen and the Euro for the six months ended September 30, 2012 was ¥100.64 to the Euro, which represents an appreciation of the Japanese yen against the Euro of ¥13.15, or approximately 12%, compared to the six months ended September 30, 2011. The strong Japanese yen particularly against the U.S. dollar and Euro has had, and is expected to continue to have, an adverse impact on our results of operations and financial condition, particularly our net sales and income from continuing operations before income taxes as well as our shareholders’ equity, as we have a substantial amount of sales of products and purchases of inventory denominated in these foreign currencies, and we have expanded, and continue to seek opportunities to expand, our overseas operations. For more information on our recent acquisitions, see “Liquidity and Capital Resources” below.

(Small precision motors)

Starting in the interim reporting period ended September 30, 2012, the “small precision motors” product category is divided into “hard disk drives spindle motors” and “other small precision motors,” considering the similarities with respect to the products that are included in the new “other small precision motors” sub-category. To enable comparisons between periods, previously reported amounts have been reclassified.

Net sales of small precision motors decreased ¥880 million, or 0.6%, from ¥157,572 million for the six months ended September 30, 2011 to ¥156,692 million for the six months ended September 30, 2012. Net sales of each product group included in “small precision motors” are as discussed below.

Hard disk drives spindle motors

Net sales of hard disk drives spindle motors decreased ¥4,660 million, or 5.0%, from ¥93,265 million for the six months ended September 30, 2011 to ¥88,605 million for the six months ended September 30, 2012. The number of units sold of small precision motors for hard disk drives for the six months ended September 30, 2012 decreased approximately 13% compared to the six months ended September 30, 2011. The average unit price of small precision motors for hard disk drives for the six months ended September 30, 2012 increased approximately 9% on a U.S. dollar basis, and increased approximately 8% on a Japanese yen basis, compared to the six months ended September 30, 2011, reflecting the 1% appreciation of the Japanese yen against the U.S. dollar. The 9% increase in the average unit price was mainly due to a change in the product mix and surcharges we charged to customers in response to increases in production costs.

Sales of spindle motors for 2.5-inch hard disk drives for the six months ended September 30, 2012 decreased approximately 4% compared to the six months ended September 30, 2011, and sales of spindle motors for 3.5-inch hard disk drives for the six months ended September 30, 2012 decreased approximately 5% compared to the six months ended September 30, 2011. The number of units sold of spindle motors for 2.5-inch hard disk drives for the six months ended September 30, 2012 decreased approximately 11% compared to the six months ended September 30, 2011, and the number of units sold of spindle motors for 3.5-inch hard disk drives for the six months ended September 30, 2012 decreased approximately 15% compared to the six months ended September 30, 2011. The average unit price of spindle motors for 2.5-inch hard disk drives for the six months ended September 30, 2012 increased approximately 8% on a U.S. dollar basis and increased approximately 7% on a Japanese yen basis compared to the six months ended September 30, 2011. The average unit price of spindle motors for 3.5-inch hard disk drives for the six months ended September 30, 2012 increased approximately 11% on a U.S. dollar basis and increased approximately 10% on a Japanese yen basis compared to the six months ended September 30, 2011.

Net sales of hard disk drives spindle motors accounted for 26.1% of total net sales for the six months ended September 30, 2011 and 25.1% of total net sales for the six months ended September 30, 2012.

Other small precision motors

Net sales of other small precision motors increased ¥3,780 million, or 5.9%, from ¥64,307 million for the six months ended September 30, 2011 to ¥68,087 million for the six months ended September 30, 2012. This was primarily due to the contribution of Nidec Seimitsu for the entire six-month period ended September 30, 2012 whereas Nidec Seimitsu’s net sales were included in our consolidated net sales for the six months ended September 30, 2011 only after our acquisition on July 1, 2011. Nidec Seimitsu’s sales for the three months ended June 30, 2012 were ¥3,369 million. With respect to Nidec Corporation and its direct-line subsidiaries, sales of other small precision brushless DC motors for the six months ended September 30, 2012 decreased approximately 7% compared to the six months ended September 30, 2011. This decrease was mainly due to an approximately 11% decrease in the number of units sold and the 1% appreciation of the Japanese yen against the U.S. dollar despite an approximately 6% increase in the average unit price on a U.S. dollar basis for the six months ended September 30, 2012 compared to the six months ended September 30, 2011. Sales of brushless DC fans at Nidec Corporation and its direct-line subsidiaries for the six months ended September 30, 2012 increased approximately 5% compared to the six months ended September 30, 2011. This was mainly due to a 14% increase in the average unit price on a U.S. dollar basis although the number of units sold for the six months ended September 30, 2012 decreased approximately 7% compared to the six months ended September 30, 2011.

Net sales of other small precision motors accounted for 18.0% of total net sales for the six months ended September 30, 2011 and 19.2% of total net sales for the six months ended September 30, 2012.

(Automotive, household, commercial and industrial products)

Starting in the interim reporting period ended September 30, 2012, the “general motors” product category is renamed as “automotive, household, commercial and industrial products” and the automotive components that were previously included in the “other” product category have been reclassified to the new “automotive, household, commercial and industrial products” product category, considering the similarities with respect to the products that are included in the new product category. To enable comparisons between periods, previously reported amounts have been reclassified.

Net sales of our automotive, household, commercial and industrial products increased ¥5,894 million, or 5.5%, from ¥106,739 million for the six months ended September 30, 2011 to ¥112,633 million for the six months ended September 30, 2012. This increase was primarily due to the contribution of ASI, which we acquired in May 2012. Excluding the impact of the contribution of ASI, net sales of automotive, household, commercial and industrial products decreased ¥2,012 million, or 1.9%, from ¥106,739 million for the six months ended September 30, 2011 to ¥104,727 million for the six months ended September 30, 2012. This decrease was primarily due to a decrease in sales of household, commercial and industrial products of ¥6,180 million, or 9.1%, between the two six-month periods, partially offset by a ¥4,168 million increase in sales of automotive products. The decrease in sales of household, commercial and industrial products was mainly due to a decrease in sales at the Nidec Motor group of ¥4,309 million, or 9.5%, and a decrease in sales at the Nidec Techno Motor group of ¥2,954 million, or 13.3%, between the same six-month periods, primarily reflecting weaker market demand for home appliances in Europe and the United States.

Net sales of automotive products for the six months ended September 30, 2012 increased ¥4,168 million, or 10.7%, compared to the six months ended September 30, 2011. This was mainly due to an approximately 26% increase in sales of automotive motors for electric power steering at Nidec Corporation and its direct-line subsidiaries mainly as a result of our efforts to expand our customer base, and due to an approximately 21% increase in sales of automotive products for control valve assembly products for continuously variable transmissions (CVTs) at Nidec Tosok Corporation.

Net sales of automotive, household, commercial and industrial products accounted for 29.9% of our total net sales for the six months ended September 30, 2011 and 31.9% of total net sales for the six months ended September 30, 2012.

(Machinery)

Net sales of our machinery decreased ¥5,350 million, or 14.6%, from ¥36,616 million for the six months ended September 30, 2011 to ¥31,266 million for the six months ended September 30, 2012. The decrease was mainly due to a decrease in sales of products such as LCD panel handling robots at the Nidec Sankyo group of ¥7,474 million, or 47%, resulting from the weakening demand for LCD television sets, and due to a decrease in sales of press machines for electronic components at the Nidec-Shimpo group of ¥1,441 million, or 14%. The decreases in sales of these machinery products were partially offset by ¥5,532 million in sales of Minster, which we acquired in April 2012.

Net sales of machinery accounted for 10.2% of our total net sales for the six months ended September 30, 2011 and 8.8% of total net sales for the six months ended September 30, 2012.

(Electronic and optical components)

Net sales of our electronic and optical components decreased ¥3,111 million, or 6.0%, from ¥52,225 million for the six months ended September 30, 2011 to ¥49,114 million for the six months ended September 30, 2012. The decrease was primarily due to a decrease in sales of electronic components, including circuit components and sensors, at the Nidec Copal Electronics group of ¥1,567 million, or 10.8%, compared to the six months ended September 30, 2011.

Net sales of electronic and optical components accounted for 14.6% of our total net sales for the six months ended September 30, 2011 and 13.9% of total net sales for the six months ended September 30, 2012.

(Others)

Starting in the interim reporting period ended September 30, 2012. the automotive products that were previously included in the “other” product category are reclassified to the new “automotive, household, commercial and industrial products” product category, considering the similarities with respect to the products that are included in the new product category. To enable comparisons between periods, previously reported amounts have been reclassified.

Net sales of our other products decreased ¥304 million, or 7.3%, from ¥4,139 million for the six months ended September 30, 2011 to ¥3,835 million for the six months ended September 30, 2012.

Net sales of other products accounted for 1.2% of total net sales for the six months ended September 30, 2011 and 1.1% of total net sales for the six months ended September 30, 2012.

Cost of Products Sold

Our cost of products sold decreased ¥1,319 million, or 0.5%, from ¥272,698 million for the six months ended September 30, 2011 to ¥271,379 million for the six months ended September 30, 2012. Excluding the impact of Nidec Seimitsu, Minster and ASI (“the newly consolidated subsidiaries”), our cost of products sold decreased ¥14,003 million, or 5.2%, from ¥269,377 million for the six months ended September 30, 2011 to ¥255,374 million for the six months ended September 30, 2012. This decrease was mainly due to the overall decrease in sales.

As a percentage of net sales, our cost of products sold increased from 76.3% for the six months ended September 30, 2011 to 76.8% for the six months ended September 30, 2012. Excluding the impact of the newly consolidated subsidiaries, as a percentage of net sales, cost of products sold increased from 76.2% for the six months ended September 30, 2011 to 76.7% for the six months ended September 30, 2012. This increase in the percentage excluding the impact of the newly consolidated subsidiaries was mainly due to the impact of higher raw material and labor costs and decreases in the numbers of units sold of products with higher margins.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses decreased ¥4,929 million, or 17.1%, from ¥28,887 million for the six months ended September 30, 2011 to ¥23,958 million for the six months ended September 30, 2012. Excluding the impact of the newly consolidated subsidiaries, our selling, general and administrative expenses decreased ¥7,337 million, or 25.7%, from ¥28,595 million for the six months ended September 30, 2011 to ¥21,258 million for the six months ended September 30, 2012. This decrease was mainly due to the impact of the insurance recoveries associated with the flooding in Thailand that occurred in October 2011, a decrease in personnel expenses and lower losses related to fixed assets.

We have insurance policies which cover the physical damage directly caused to certain fixed assets and inventories by the flooding in Thailand in October 2011. We have recognized insurance recoveries up to the replacement costs incurred by some our subsidiaries that were approved by the insurance companies. In connection with the insurance coverage, we recorded a net operating gain of ¥4,055 million for the six months ended September 30, 2012. For more information, see Note 11 to our unaudited consolidated interim financial statements included elsewhere in this report.

As a percentage of net sales, our selling, general and administrative expenses decreased from 8.1% for the six months ended September 30, 2011 to 6.7% for the six months ended September 30, 2012. Excluding the impact of the newly consolidated subsidiaries and the insurance recoveries, as a percentage of net sales, our selling, general and administrative expenses decreased from 8.1% for the six months ended September 30, 2011 to 7.6% for the six months ended September 30, 2012.

Research and Development Expenses

Our research and development expenses increased ¥448 million, or 3.0%, from ¥14,939 million for the six months ended September 30, 2011 to ¥15,387 million for the six months ended September 30, 2012. Excluding the impact of the newly consolidated subsidiaries, our research and development expenses increased ¥219 million, or 1.5%, from ¥14,933 million for the six months ended September 30, 2011 to ¥15,152 million for the six months ended September 30, 2012. This increase was mainly due to our increased investments in research and development activities relating to products in the “automotive, household, commercial and industrial products” category.

As a percentage of net sales, our research and development expenses increased from 4.2% for the six months ended September 30, 2011 to 4.4% for the six months ended September 30, 2012. Excluding the impact of the newly consolidated subsidiaries, as a percentage of net sales, our research and development expenses increased from 4.2% for the six months ended September 30, 2011 to 4.6% for the six months ended September 30, 2012.

Operating Income

As a result of the foregoing, our operating income increased ¥2,049 million, or 5.0%, from ¥40,767 million for the six months ended September 30, 2011 to ¥42,816 million for the six months ended September 30, 2012.

As a percentage of net sales, our operating income increased from 11.4% for the six months ended September 30, 2011 to 12.1% for the six months ended September 30, 2012.

Other Income (Expense)

Our other expenses decreased ¥1,034 million, or 16.7%, from ¥6,180 million for the six months ended September 30, 2011 to ¥5,146 million for the six months ended September 30, 2012. Excluding the impact of the newly consolidated subsidiaries, our other expenses decreased ¥1,141 million from ¥6,001 million for the six months ended September 30, 2011 to ¥4,860 million for the six months ended September 30, 2012. This decrease was mainly due to a decrease in foreign exchange loss.

Our foreign exchange loss decreased ¥217 million, or 4.3%, from ¥5,054 million for the six months ended September 30, 2011 to ¥4,837 million for the six months ended September 30, 2012. Excluding the impact of the newly consolidated subsidiaries, our foreign exchange loss decreased ¥305 million from ¥4,878 million for the six months ended September 30, 2011 to ¥4,573 million for the six months ended September 30, 2012. This decrease was mainly due to decreased fluctuations in the exchange rate between the Japanese yen and the U.S.dollar, decreased fluctuations in the exchange rate between the Japanese yen and the Euro, an increase in U.S.dollar-denominated liabilities and an increase in Euro-denominated liabilities for the six months ended September 30, 2012 compared to the six months ended September 30, 2011.

The following table sets forth the exchange rates between the Japanese yen and the U.S. dollar and between the Japanese yen and the Euro as of the dates indicated:

Currency	March 31, 2011	September 30, 2011	Fluctuation from March 31, 2011 to September 30, 2011	March 31, 2012	September 30, 2012	Fluctuation from March 31, 2012 to September 30, 2012
U.S. Dollar ($1.00)	¥83.15	¥76.65	¥(6.50)	¥82.19	¥77.60	¥(4.59)
Euro (€1.00)	¥117.57	¥104.11	¥(13.46)	¥109.80	¥100.24	¥(9.56)

Income from Continuing Operations before Income Taxes

As a result of the foregoing, our income from continuing operations before income taxes increased ¥3,083 million, or 8.9%, from ¥34,587 million for the six months ended September 30, 2011 to ¥37,670 million for the six months ended September 30, 2012.

As a percentage of net sales, our income from continuing operations before income taxes increased from 9.7% for the six months ended September 30, 2011 to 10.7% for the six months ended September 30, 2012.

Income Taxes

Our income taxes increased ¥540 million, or 6.5%, from ¥8,275 million for the six months ended September 30, 2011 to ¥8,815 million for the six months ended September 30, 2012. This was primarily due to the increase in income from continuing operations before income taxes.

The effective income tax rate decreased 0.5 percentage points from 23.9% for the six months ended September 30, 2011 to 23.4% for the six months ended September 30, 2012. This is mainly due to the lower statutory tax rate and a decrease in liabilities for unrecognized tax benefits, partially offset by an increase in tax on undistributed earnings and other factors. Our liabilities for unrecognized tax benefits decreased because a subsidiary in Thailand was no longer required to accrue such liabilities starting in the current fiscal year pursuant to an agreement under the applicable bilateral advance pricing arrangement.

For more information, see Note 10 to our unaudited consolidated interim financial statements included elsewhere in this report.

Equity in Net Income of Affiliated Companies

Our equity in net income of affiliated companies increased ¥19 million from ¥4 million for the six months ended September 30, 2011 to ¥23 million for the six months ended September 30, 2012.

Income from Continuing Operations

As a result of the foregoing, our income from continuing operations increased ¥2,562 million, or 9.7%, from ¥26,316 million for the six months ended September 30, 2011 to ¥28,878 million for the six months ended September 30, 2012.

Loss on Discontinued Operations

We had no loss on discontinued operations for the six months ended September 30, 2012, while we recorded ¥1,362 million of loss on discontinued operations for the six months ended September 30, 2011.

Consolidated Net Income

As a result of the foregoing, our consolidated net income increased ¥3,924 million, or 15.7%, from ¥24,954 million for the six months ended September 30, 2011 to ¥28,878 million for the six months ended September 30, 2012.

Net Income Attributable to Noncontrolling Interests

Our net income attributable to noncontrolling interests decreased ¥467 million, or 19.3%, from ¥2,425 million for the six months ended September 30, 2011 to ¥1,958 million for the six months ended September 30, 2012. This decrease was primarily due to lower profitability of group companies in which we own less than 100%, including Nidec Copal Electronics Corporation and Nidec Sankyo Corporation and their respective subsidiaries.

Net Income Attributable to Nidec Corporation

As a result of the foregoing, net income attributable to Nidec Corporation increased ¥4,391 million, or 19.5%, from ¥22,529 million for the six months ended September 30, 2011 to ¥26,920 million for the six months ended September 30, 2012.

As a percentage of net sales, net income attributable to Nidec Corporation increased from 6.3% for the six months ended September 30, 2011 to 7.6% for the six months ended September 30, 2012.

Segment Information

Based on the applicable criteria set forth in ASC 280, "Segment Reporting", we have 14 reportable operating segments on which we report in our consolidated financial statements. For the information required by ASC280, see Note 15 to our unaudited consolidated interim financial statements included elsewhere in this report.

The Nidec Corporation segment comprises Nidec Corporation in Japan, which primarily develops and sells hard disk drives spindle motors, DC motors, fans, and automotive products.

The Nidec Electronics (Thailand) segment comprises Nidec Electronics (Thailand) Co., Ltd., a subsidiary in Thailand, and its consolidated subsidiaries, which primarily produce and sell hard disk drive motors. This segment also includes other subsidiaries in Asia which produce components for hard disk drives.

The Nidec (Zhejiang) segment comprises Nidec (Zhejiang) Corporation, a subsidiary in China, which primarily produces and sells hard disk drive motors

The Nidec (Dalian) segment comprises Nidec (Dalian) Limited, a subsidiary in China, which primarily produces and sells DC motors and fans but excludes its automotive products business.

The Nidec Singapore segment comprises Nidec Singapore Pte. Ltd., a subsidiary in Singapore, and its consolidated subsidiary, which primarily sell hard disk drive motors, DC motors and fans.

The Nidec (H.K.) segment comprises Nidec (H.K.) Co., Ltd., a subsidiary in Hong Kong, and its consolidated subsidiaries, which primarily sell hard disk drive motors, DC motors and fans.

The Nidec Philippines segment comprises Nidec Philippines Corporation, a subsidiary in the Philippines, and its consolidated subsidiary, which primarily produce and sell hard disk drive motors.

The Nidec Sankyo segment comprises Nidec Sankyo Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell DC motors, machinery, and electronic parts.

The Nidec Copal segment comprises Nidec Copal Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell optical and electronic parts and machinery.

The Nidec Tosok segment comprises Nidec Tosok Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell automotive parts and machinery.

The Nidec Copal Electronics segment comprises Nidec Copal Electronics Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell electronic parts.

The Nidec Techno Motor segment comprises Nidec Techno Motor Corporation (renamed from Nidec Techno Motor Holdings Corporation on April 1, 2012), a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell commercial and industrial products.

The Nidec Motor segment comprises Nidec Motor Corporation and other subsidiaries in North America, which are subsidiaries of Nidec US Holdings Corporation, an intermediate holding company in the United States, as well as other subsidiaries in Latin America, Asia and Europe, which primarily produce and sell household, commercial and industrial products.

The Nidec Motors & Actuators segment comprises Nidec Motors & Actuators in France, other subsidiaries in Europe and North America, and other manufacturing subsidiaries in China, which primarily produce and sell automotive products.

The All Others segment comprises subsidiaries that are operating segments but not designated as reportable segments due to their immateriality.

In accordance with ASC 205-20, “Presentation of Financial Statements—Discontinued Operations,” amounts in the segment information do not reflect discontinued operations, and previous years’ segment information has been reclassified.

We evaluate performance based on segmental profit and loss, which consists of sales and operating revenues less operating expenses. All segmental operating income or loss is accounted for under Japanese GAAP, except for Nidec Electronics (Thailand), Nidec (Zhejiang), Nidec (Dalian), Nidec Singapore, Nidec (H.K), Nidec Philippines, Nidec Motor and Nidec Motors & Actuators. Therefore, our segmental data has not been prepared under U.S. GAAP on a basis that is consistent with our consolidated financial statements or on any other single basis that is consistent between segments. There are several differences between U.S. GAAP and the underlying accounting bases used by management. The principal differences that affect segmental operating income or loss include accounting for pension and severance costs, and leases. Our segmental operating income or loss is presented in accordance with financial reporting principles and practices generally accepted in Japan. Management believes that monthly segmental information is available on a timely basis, and that it is sufficiently accurate at the segment income or loss level for management’s purposes.

The first of the following two tables shows net sales to external customers and other operating segments by reportable operating segment for the six months ended September 30, 2011 and 2012. The second table shows operating income or loss by reportable operating segment, which includes inter-segment sales and operating revenues and expenses, for the six months ended September 30, 2011 and 2012:

	Yen in millions
	For the six months ended September 30
	2011	2012
Nidec Corporation
Net sales to external customers	¥33,672	¥12,325
Net sales to other operating segments	37,349	57,695
Sub total	71,021	70,020
Nidec Electronics (Thailand)
Net sales to external customers	39,866	33,846
Net sales to other operating segments	20,194	19,694
Sub total	60,060	53,540
Nidec (Zhejiang)
Net sales to external customers	12,821	12,072
Net sales to other operating segments	1,365	1,486
Sub total	14,186	13,558
Nidec (Dalian)
Net sales to external customers	2,201	2,129
Net sales to other operating segments	8,739	7,004
Sub total	10,940	9,133
Nidec Singapore
Net sales to external customers	7,151	25,774
Net sales to other operating segments	221	356
Sub total	7,372	26,130
Nidec (H.K.)
Net sales to external customers	26,085	28,181
Net sales to other operating segments	469	1,242
Sub total	26,554	29,423
Nidec Philippines
Net sales to external customers	6,031	7,954
Net sales to other operating segments	10,674	13,610
Sub total	16,705	21,564
Nidec Sankyo
Net sales to external customers	42,915	36,308
Net sales to other operating segments	251	176
Sub total	43,166	36,484
Nidec Copal
Net sales to external customers	28,674	28,930
Net sales to other operating segments	1,151	1,153
Sub total	29,825	30,083
Nidec Tosok
Net sales to external customers	15,365	16,662
Net sales to other operating segments	64	97
Sub total	15,429	16,759
Nidec Copal Electronics
Net sales to external customers	15,078	13,636
Net sales to other operating segments	9	9
Sub total	15,087	13,645
Nidec Techno Motor
Net sales to external customers	22,384	19,249
Net sales to other operating segments	481	1,461
Sub total	22,865	20,710
Nidec Motor
Net sales to external customers	45,446	49,044
Net sales to other operating segments	-	71
Sub total	45,446	49,115
Nidec Motors & Actuators
Net sales to external customers	21,138	20,967
Net sales to other operating segments	4,781	9,682
Sub total	25,919	30,649
All Others
Net sales to external customers	37,929	46,579
Net sales to other operating segments	25,822	28,763
Sub total	63,751	75,342
Total
Net sales to external customers	356,756	353,656
Net sales to other operating segments	111,570	142,499
Adjustments (*)	535	(116)
Intersegment elimination	(111,570)	(142,499)
Consolidated total (net sales)	¥357,291	¥353,540

(*) See Note 15 to our unaudited consolidated interim financial statements included elsewhere in this report.

	Yen in millions
	For the six months ended September 30
	2011	2012
Operating income or loss:
Nidec Corporation	¥2,461	¥998
Nidec Electronics (Thailand)	10,099	10,152
Nidec (Zhejiang)	531	301
Nidec (Dalian)	417	590
Nidec Singapore	86	378
Nidec (H.K.)	135	89
Nidec Philippines	2,842	3,840
Nidec Sankyo	5,352	3,279
Nidec Copal	3,061	2,263
Nidec Tosok	1,314	939
Nidec Copal Electronics	2,519	1,909
Nidec Techno Motor	2,166	2,198
Nidec Motor	1,717	2,041
Nidec Motors & Actuators	963	2,391
All Others	5,323	8,555
Total	38,986	39,923
Adjustments (*)	1,781	2,893
Consolidated total	¥40,767	¥42,816

(*) See Note 15 to our unaudited consolidated interim financial statements included elsewhere in this report.

Net sales of Nidec Corporation decreased ¥1,001 million, or 1.4%, from ¥71,021 million for the six months ended September 30, 2011 to ¥70,020 million for the six months ended September 30, 2012. This decrease was primarily due to a decrease in demand for hard disk drives spindle motors and DC motors and the appreciation of the Japanese yen against the Euro. Net sales to external customers of Nidec Corporation decreased ¥21,347 million, or 63.4%, from ¥33,672 million for the six months ended September 30, 2011 to ¥12,325 million for the six months ended September 30, 2012. Net sales to other operating segments of Nidec Corporation increased ¥20,346 million, or 54.5%, from ¥37,349 million for the six months ended September 30, 2011 to ¥57,695 million for the six months ended September 30, 2012. Starting in the three months ended December 31, 2011, we have implemented a strategic decision to distribute some of Nidec Corporation’s products, such as hard disk drives spindle motors, to customers indirectly through Nidec Singapore, resulting in the decrease in Nidec Corporation’s net sales to external customers and the increase in Nidec Corporation’s net sales to other operating segments. Operating income of Nidec Corporation decreased ¥1,463 million, or 59.4%, from ¥2,461 million for the six months ended September 30, 2011 to ¥998 million for the six months ended September 30, 2012. This decrease was primarily due to an increase in material costs for automotive motors for electric power steering, in addition to the decrease in sales and the appreciation of the Japanese yen against the Euro.

Net sales of Nidec Electronics (Thailand) decreased ¥6,520 million, or 10.9%, from ¥60,060 million for the six months ended September 30, 2011 to ¥53,540 million for the six months ended September 30, 2012. This decrease was primarily due to our decision to shift a portion of our production of hard disk drives spindle motors from Thailand to the Philippines in response to the flooding in Thailand in October 2011. However, operating income of Nidec Electronics (Thailand) increased ¥53 million, or 0.5%, from ¥10,099 million for the six months ended September 30, 2011 to ¥10,152 million for the six months ended September 30, 2012. This increase was primarily due to the insurance recoveries associated with the flooding in Thailand in October 2011.

Net sales of Nidec (Zhejiang) decreased ¥628 million, or 4.4%, from ¥14,186 million for the six months ended September 30, 2011 to ¥13,558 million for the six months ended September 30, 2012. This decrease was primarily due to a decrease in demand for hard disk drives spindle motors. Operating income of Nidec (Zhejiang) decreased ¥230 million, or 43.3%, from ¥531 million for the six months ended September 30, 2011 to ¥301 million for the six months ended September 30, 2012. This decrease was primarily due to high manufacturing costs such as wages, in addition to the decrease in sales.

Net sales of Nidec (Dalian) decreased ¥1,807 million, or 16.5%, from ¥10,940 million for the six months ended September 30, 2011 to ¥9,133 million for the six months ended September 30, 2012. This decrease was primarily due to a decrease in demand for DC motors and DC fans. However, operating income of Nidec (Dalian) increased ¥173 million, or 41.5%, from ¥417 million for the six months ended September 30, 2011 to ¥590 million for the six months ended September 30, 2012. This increase was primarily due to lower material costs and outsourcing manufacturing costs resulting from changes in the product mix.

Net sales of Nidec Singapore increased ¥18,758 million from ¥7,372 million for the six months ended September 30, 2011 to ¥26,130 million for the six months ended September 30, 2012. This increase was primarily due to the implementation of our strategic decision to distribute some of Nidec Corporation’s products to customers indirectly through Nidec Singapore. Operating income of Nidec Singapore increased ¥292 million from ¥86 million for the six months ended September 30, 2011 to ¥378 million for the six months ended September 30, 2012. This increase was primarily due to the increase in sales.

Net sales of Nidec (H.K.) increased ¥2,869 million, or 10.8%, from ¥26,554 million for the six months ended September 30, 2011 to ¥29,423 million for the six months ended September 30, 2012. This increase was primarily due to an increase in demand for hard disk drives spindle motors reflecting a gradual recovery from the negative impact of the earthquake in northern Japan in March 2011. However, operating income of Nidec (H.K.) decreased ¥46 million, or 34.1%, from ¥135 million for the six months ended September 30, 2011 to ¥89 million for the six months ended September 30, 2012. This decrease was primarily due to lower commissions as a result of the implementation of our strategic decision to distribute some of the products that were previously distributed by Nidec (H.K.) to a customer indirectly through the All Others segment.

Net sales of Nidec Philippines increased ¥4,859 million, or 29.1%, from ¥16,705 million for the six months ended September 30, 2011 to ¥21,564 million for the six months ended September 30, 2012. This increase was primarily due to our decision to shift a portion of our production of hard disk drives spindle motors from Thailand to the Philippines in response to the flooding in Thailand in October 2011. Operating income of Nidec Philippines increased ¥998 million, or 35.1%, from ¥2,842 million for the six months ended September 30, 2011 to ¥3,840 million for the six months ended September 30, 2012. This increase was primarily due to the increase in sales.

Net sales of Nidec Sankyo decreased ¥6,682 million, or 15.5%, from ¥43,166 million for the six months ended September 30, 2011 to ¥36,484 million for the six months ended September 30, 2012. This decrease was primarily due to the postponement of customers’ planned projects requiring capital expenditures on LCD panel handling robots in response to the weakening liquid crystal television market. Operating income of Nidec Sankyo decreased ¥2,073 million, or 38.7%, from ¥5,352 million for the six months ended September 30, 2011 to ¥3,279 million for the six months ended September 30, 2012. This decrease was primarily due to higher overseas manufacturing costs, including labor cost, and the negative effect of changes in the product mix, in addition to the decrease in sales.

Net sales of Nidec Copal increased ¥258 million, or 0.9%, from ¥29,825 million for the six months ended September 30, 2011 to ¥30,083 million for the six months ended September 30, 2012. This increase was primarily due to an increase in demand for lenses for digital cameras. However operating income of Nidec Copal decreased ¥798 million, or 26.1%, from ¥3,061 million for the six months ended September 30, 2011 to ¥2,263 million for the six months ended September 30, 2012. This decrease was primarily due to increases in raw material costs and wages.

Net sales of Nidec Tosok increased ¥1,330 million, or 8.6%, from ¥15,429 million for the six months ended September 30, 2011 to ¥16,759 million for the six months ended September 30, 2012. This increase was primarily due to an increase in customer demand for automotive parts. However operating income of Nidec Tosok decreased ¥375 million, or 28.5%, from ¥1,314 million for the six months ended September 30, 2011 to ¥939 million for the six months ended September 30, 2012. This decrease was primarily due to an increase in fixed costs resulting from investments to enhance the manufacturing and research and development operations.

Net sales of Nidec Copal Electronics decreased ¥1,442 million, or 9.6%, from ¥15,087 million for the six months ended September 30, 2011 to ¥13,645 million for the six months ended September 30, 2012. This decrease was primarily due to a decrease in customer demand for sensors and electronic and mechanical components. Operating income of Nidec Copal Electronics decreased ¥610 million, or 24.2%, from ¥2,519 million for the six months ended September 30, 2011 to ¥1,909 million for the six months ended September 30, 2012. This decrease was primarily due to the sales decrease.

Net sales of Nidec Techno Motor decreased ¥2,155 million, or 9.4%, from ¥22,865 million for the six months ended September 30, 2011 to ¥20,710 million for the six months ended September 30, 2012. This decrease was primarily due to a decrease in demand for commercial products such as motors for air conditioners in Japan, Europe and Asia. However operating income of Nidec Techno Motor increased ¥32 million, or 1.5%, from ¥2,166 million for the six months ended September 30, 2011 to ¥2,198 million for the six months ended September 30, 2012. This increase was primarily as a result of our cost reduction measures, as well as the insurance recoveries associated with the flooding in Thailand in October 2011.

Net sales of Nidec Motor increased ¥3,669 million, or 8.1%, from ¥45,446 million for the six months ended September 30, 2011 to ¥49,115 million for the six months ended September 30, 2012. This increase was primarily due to the contribution of ASI, which was newly consolidated in June 2012. Operating income of Nidec Motor increased ¥324 million, or 18.9%, from ¥1,717 million for the six months ended September 30, 2011 to ¥2,041 million for the six months ended September 30, 2012. This increase was primarily due to the positive impact of the newly consolidated subsidiaries.

Net sales of Nidec Motors & Actuators increased ¥4,730 million or 18.2%, from ¥25,919 million for the six months ended September 30, 2011 to ¥30,649 million for the six months ended September 30, 2012. This increase was primarily due to an increase in demand for automotive motors and enhanced production of new models. Operating income of Nidec Motors & Actuators increased ¥1,428 million from ¥963 million for the six months ended September 30, 2011 to ¥2,391 million for the six months ended September 30, 2012. This increase was primarily due to the sales increase.

With respect to the All Others segment, net sales increased ¥11,591 million, or 18.2%, from ¥63,751 million for the six months ended September 30, 2011 to ¥75,342 million for the six months ended September 30, 2012. This increase was primarily due to our decision to shift a portion of our production of hard disk drives spindle motors from Thailand to the Philippines in response to the flooding in Thailand in October 2011, as well as the contributions of Nidec Seimitsu, which was newly consolidated in July 2011, and Minster, which was newly consolidated in April 2012. Operating income of this segment increased ¥3,232 million, or 60.7%, from ¥5,323 million for the six months ended September 30, 2011 to ¥8,555 million for the six months ended September 30, 2012. This increase was primarily as a result of our cost reduction measures, in addition to the increase in sales and the positive impact of the newly consolidated subsidiaries.

Liquidity and Capital Resources

As part of our efforts to enhance liquidity, we continued to focus particularly on efficient use of capital and better management of foreign exchange risk during the six months ended September 30, 2012. For example, in an effort to efficiently use capital, we continued to strive to make effective use of our cash management system, which is shared among our subsidiaries in Japan. We have also created a cash management system that is shared among our subsidiaries in China. In November 2011, we established Nidec Management Shanghai Corporation in China as a subsidiary to supervise and coordinate the surplus cash management of our group companies in China to achieve higher capital efficiency. We also expanded our risk mitigation initiatives, including centralized management of foreign exchange risks and management of the risks associated with exchange rate fluctuations between multiple local currencies. Surplus U.S. dollars owned by our subsidiaries in China were converted into and held in Chinese yuan time deposits in preparation for a possible Chinese currency revaluation. As of September 30, 2012, our cash and cash equivalents of Chinese yuan were approximately RMB 1,500 million.

Our principal capital needs include (1) purchases of property, plant and equipment and other assets, (2) research and development activities, (3) purchases of raw materials, (4) employees’ salaries, wages and other payroll costs, (5) mergers and acquisitions, (6) investments in subsidiaries, (7) repayment of short-term borrowings and long-term debt, and (8) repurchase of shares of our common stock.

In the six months ended September 30, 2012, we acquired Minster, ASI, and Avtron Industrial Automation, Inc., a U.S. provider of control, automation and drive-systems solutions and manufacturer of encoders (“Avtron”). On October 2, 2012, we acquired 51% of the voting rights in SCD Co., Ltd., a South Korean manufacturer of motor drive units. On November 1, 2012, we acquired Kinetek Group Inc., a U.S. manufacturer of commercial motors.

In addition, on June 20, 2012, we agreed to acquire a 51% ownership interest in Jiangsu Kaiyu Auto Appliance Co., Ltd., a Chinese manufacturer of brush motors for electric power steering systems and automotive fans. We intend to continue to seek opportunities for acquiring other companies and making additional investments in our subsidiaries.

Our short-term borrowings, consisting of bank loans and commercial paper, were ¥126,543 million as of September 30, 2012, an increase of ¥39,935 million from ¥86,608 million as of March 31, 2012. In October 2011, we established a domestic commercial paper program allowing issuance of up to ¥100,000 million. As of September 30, 2012, we had ¥45,000 million of commercial paper issued under the program and outstanding in the Japanese commercial paper market, which was recorded in short-term borrowings in our unaudited consolidated balance sheet as of the same date.

Our current portion of long-term debt was ¥112,910 million as of September 30, 2012, an increase of ¥112,236 million from ¥674 million as of March 31, 2012. This increase was mainly due to the reclassification of the ¥100,000 million aggregate principal amount of zero coupon euro yen convertible bonds due 2015 from long-term debt to current portion of long-term debt, as the bonds will become redeemable at the option of holders of the bonds within one year.

Our long-term debt was ¥13,109 million as of September 30, 2012, a decrease of ¥88,127 million from ¥101,236 million as of March 31, 2012. This decrease was mainly due to the reclassification of the convertible bonds from long-term debt to current portion of long-term debt.

In July 2012, in an effort to reduce financing costs and foreign exchange risks, we obtained Euro-denominated credit lines to fund our future acquisition transactions from major Japanese private commercial banks under a special program of the Japan Bank for International Cooperation (“JBIC”), which has been implemented in response to the appreciation of the Japanese yen against other currencies. As of September 30, 2012, we had €240 million of loans outstanding under the plan, which were recorded in long-term debt and current portion of long-term debt on our unaudited consolidated balance sheet as of the same date.

On November 13, 2012, we issued ¥65.0 billion aggregate principal amount of domestic bonds due 2017, ¥15.0 billion aggregate principal amount of domestic bonds due 2019 and ¥20.0 billion aggregate principal amount of domestic bonds due 2022. We intend to use the net proceeds from the issuance of the bonds primarily to repay commercial paper and other short-term borrowings. The bonds were issued pursuant to a shelf registration statement we filed with the Director General of the Kanto Local Finance Bureau of the Ministry of Finance of Japan in March 2012 for the issuance from time to time of up to ¥200.0 billion aggregate principal amount of bonds in Japan between April 5, 2012 and April 4, 2014. The shelf registration was intended to enhance our flexibility and agility in obtaining funding as an alternative source of funding in addition to financing through financial institutions and other sources and, through the further diversification of funding sources, improve our financial stability. For more information on the issuance of the bonds, see Note 16 to our unaudited consolidated interim financial statements included elsewhere in this report.

A substantial portion of our unsecured funding is raised by the parent company (Nidec Corporation), and is then lent to its subsidiaries to meet their respective capital requirements. Under this subsidiary funding policy, we seek to lower the financing cost, maintain sufficient line of credit, and ensure agile funding for our group companies.

We also consider further extending our funding options to direct financing in order to enhance our financial agility in mergers and acquisitions, research and development activities and facility investments.

We currently have a share repurchase plan pursuant to which we are authorized to repurchase the lesser of an aggregate of 5,000,000 shares of our common stock and an aggregate of ¥40.0 billion between February 7, 2012 and February 6, 2013.  Between April 1, 2012 and September 30, 2012, we repurchased an aggregate of 4,230,400 shares for approximately ¥26.7 billion under the plan.

On October 1, 2012, we entered into a share exchange transaction with Nidec Sankyo Corporation, in which we had a 77.1% ownership interest, to make Nidec Sankyo a wholly owned subsidiary. In connection with the transaction, we allocated 3,175,315 shares of its common stock held in treasury to Nidec Sankyo shareholders.

We had cash and cash equivalents of ¥118,077 million as of September 30, 2012, compared to ¥130,290 million as of March 31, 2012.

We believe that the funding sources described above, together with our cash flow from operations, will sufficiently meet our capital requirements for the next twelve months.

Assets, liabilities and Nidec Corporation shareholders’ equity

Our total assets increased ¥40,284 million, or 5.0%, from ¥800,401 million as of March 31, 2012 to ¥840,685 million as of September 30, 2012. Excluding the impact of Minster, ASI, Avtron and other newly consolidated subsidiaries, total assets decreased ¥37,717 million from ¥800,401 million as of March 31, 2012 to ¥762,684 million as of September 30, 2012. The increase in total assets of ¥40,284 million was mainly due to an increase in goodwill of ¥38,712 million as a result of our acquisitions of Minster, ASI and Avtron. In addition, property, plant and equipment increased ¥14,623 million mainly due to our acquisitions of Minster, ASI and Avtron and replacement of property, plant and equipment damaged in the flooding in Thailand in October 2011. On the other hand, cash and cash equivalents decreased ¥12,213 million as described below under “Cash Flows.”

Our total liabilities increased ¥63,081 million, or 16.8%, from ¥374,790 million as of March 31, 2012 to ¥437,871 million as of September 30, 2012. Excluding the impact of Minster, ASI, Avtron and other newly consolidated subsidiaries, total liabilities increased ¥39,923 million from ¥374,790 million as of March 31, 2012 to ¥414,713 million as of September 30, 2012. The increase in total liabilities of ¥63,081 million was primarily due to an increase in short-term borrowings of ¥39,935 million to obtain financing for our acquisition transactions and to obtain Japanese yen funds as part of our asset liability management, and increases in long-term debt and current portion of long-term debt as a result of €240 million of loans obtained under the JBIC program described above.

Our working capital, defined as current assets less current liabilities, decreased ¥157,946 million, or 84.5%, from ¥186,927 million as of March 31, 2012 to ¥28,981 million as of September 30, 2012. This decrease was mainly due to an increase in short-term borrowings and current portion of long-term debt as described above.

The total Nidec Corporation shareholders’ equity decreased ¥22,340 million, or 6.0%, from ¥370,182 million as of March 31, 2012 to ¥347,842 million as of September 30, 2012. This decrease was primarily due to the repurchases of shares of our common stock of ¥26,718 million and an increase in negative foreign currency translation adjustments of ¥14,764 million reflecting the appreciation of the Japanese yen against other currencies, offset in part by an increase in retained earnings of ¥20,762 million. As a result, the ratio of Nidec Corporation shareholders’ equity to total assets decreased 4.8 percentage points from 46.2% as of March 31, 2012 to 41.4% as of September 30, 2012.

Cash Flows

Net cash provided by operating activities increased ¥11,417 million from ¥28,578 million for the six months ended September 30, 2011 to ¥39,995 million for the six months ended September 30, 2012. The increase in net cash provided by operating activities was primarily due to the increase in consolidated net income of ¥3,924 million and the positive impact of changes in operating assets and liabilities of ¥19,626 million.

For the six months ended September 30, 2012, we had ¥39,995 million of net cash inflows provided by operating activities primarily due to consolidated net income of ¥28,878 million. In addition, net cash provided by operating activities were positively impacted by changes in operating assets and liabilities of ¥212 million, which consisted of a decrease in operating assets of ¥9,599 million and a decrease in operating liabilities of ¥9,387 million. The decrease in operating assets and operating liabilities was primarily due to decreased sales.

For the six months ended September 30, 2011, we had ¥28,578 million of net cash inflows provided by operating activities primarily due to consolidated net income of ¥24,954 million. However, net cash provided by operating activities were negatively impacted by changes in operating assets and liabilities of ¥19,414 million, which consisted of an increase in operating assets of ¥16,552 million and a decrease in operating liabilities of ¥2,862 million. The increase in operating assets of ¥16,552 million was primarily due to increased orders from some customers as of September 30, 2011 compared to March 31, 2011, resulting in an increase in notes and accounts receivable and an increase in inventories.

Net cash used in investing activities increased ¥61,511 million from ¥16,669 million for the six months ended September 30, 2011 to ¥78,180 million for the six months ended September 30, 2012. The increase in net cash used in investing activities was primarily due to an increase in acquisitions of business, net of cash acquired, of ¥49,780 million and an increase in additions to property, plant and equipment of ¥14,489 million.

For the six months ended September 30, 2012, we had ¥78,180 million of net cash outflows in investing activities mainly due to acquisitions of business, net of cash acquired, of ¥47,093 million and additions to property, plant and equipment of ¥34,250 million.

For the six months ended September 30, 2011, we had ¥16,669 million of net cash outflows in investing activities mainly due to additions to property, plant and equipment of ¥19,761 million.

Net cash provided by financing activities increased ¥29,386 million from ¥3,060 million for the six months ended September 30, 2011 to ¥32,446 million for the six months ended September 30, 2012. This increase was primarily due to proceeds from long-term debt of ¥25,200 million and an increase in short-term borrowings of ¥21,918 million, partially offset by an increase in purchases of treasury stock of ¥17,836 million.

For the six months ended September 30, 2012, we had ¥32,446 million of net cash inflows from financing activities mainly due to an increase in short-term borrowings of ¥41,951 million and proceeds from long-term debt of ¥25,200 million partially offset by purchases of treasury stock of ¥26,718 million and dividends paid to shareholders of Nidec Corporation of ¥6,158 million.

For the six months ended September 30, 2011, we had ¥3,060 million of net cash inflows from financing activities mainly due to an increase in short-term borrowings of ¥20,033 million, although we had cash outflows due primarily to purchases of treasury stock of ¥8,882 million and dividends paid to shareholders of Nidec Corporation of ¥6,232 million.

As a result of the foregoing factors and the effect of exchange rate changes on cash and cash equivalents, our total outstanding balance of cash and cash equivalents decreased ¥12,213 million from ¥130,290 million as of March 31, 2012 to ¥118,077 million as of September 30, 2012. We hold our cash and cash equivalents primarily in U.S. dollars, Thai baht, Japanese yen and Chinese yuan.

NIDEC CORPORATION

CONSOLIDATED BALANCE SHEETS

ASSETS

(Unaudited)

	Yen in millions
	March 31, 2012	September 30, 2012
Current assets:
Cash and cash equivalents	¥130,290	¥118,077
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥496 million on March 31, 2012 and ¥753 million on September 30, 2012
Notes	11,207	11,268
Accounts	171,255	164,629
Inventories:
Finished goods	40,069	41,382
Raw materials	25,363	27,103
Work in progress	22,362	23,759
Supplies and other	3,659	3,320
Other current assets	35,082	38,267
Total current assets	439,287	427,805

Marketable securities and other securities investments	14,818	12,786
Investments in and advances to affiliated companies	754	733
	15,572	13,519
Property, plant and equipment:
Land	39,996	40,191
Buildings	133,911	136,867
Machinery and equipment	289,139	291,501
Construction in progress	22,196	26,436
	485,242	494,995
Less - Accumulated depreciation	(254,411)	(249,541)
	230,831	245,454
Goodwill	80,525	119,237
Other non-current assets, net of allowance for doubtful accounts of ¥506 million on March 31, 2012 and ¥628 million on September 30, 2012	34,186	34,670
Total assets	¥800,401	¥840,685

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED BALANCE SHEETS

LIABILITIES AND EQUITY

(Unaudited)

	Yen in millions
	March 31, 2012	September 30, 2012
Current liabilities:
Short-term borrowings	¥86,608	¥126,543
Current portion of long-term debt	674	112,910
Trade notes and accounts payable	107,345	107,240
Accrued expenses	22,983	24,787
Other current liabilities	34,750	27,344
Total current liabilities	252,360	398,824

Long-term liabilities:
Long-term debt	101,236	13,109
Accrued pension and severance costs	12,715	16,936
Other long-term liabilities	8,479	9,002
Total long-term liabilities	122,430	39,047

Commitments and contingencies (Note 12)
Equity:
Common stock authorized: 480,000,000 shares issued and outstanding: 145,075,080 shares on March 31, 2012 and 145,075,080 shares on September 30, 2012	66,551	66,551
Additional paid-in capital	66,762	66,954
Retained earnings	326,777	347,539
Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	(47,911)	(62,675)
Net unrealized gains and losses on securities	1,013	(913)
Net gains and losses on derivative instruments	73	183
Pension liability adjustments	(643)	(639)

Treasury stock, at cost: 8,240,496 shares on March 31, 2012 and 12,471,370 shares on September 30, 2012	(42,440)	(69,158)
Total Nidec Corporation shareholders’ equity	370,182	347,842
Noncontrolling interests	55,429	54,972
Total equity	425,611	402,814
Total liabilities and equity	¥800,401	¥840,685

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	Yen in millions
	For the six months ended September 30
	2011	2012

Net sales	¥357,291	¥353,540
Operating expenses:
Cost of products sold	272,698	271,379
Selling, general and administrative expenses	28,887	23,958
Research and development expenses	14,939	15,387
	316,524	310,724
Operating income	40,767	42,816
Other income (expense):
Interest and dividend income	661	859
Interest expense	(116)	(271)
Foreign exchange loss, net	(5,054)	(4,837)
(Loss) gain on marketable securities, net	(142)	129
Other, net	(1,529)	(1,026)
	(6,180)	(5,146)
Income from continuing operations before income taxes	34,587	37,670
Income taxes	(8,275)	(8,815)
Equity in net income of affiliated companies	4	23
Income from continuing operations	26,316	28,878
Loss on discontinued operations	(1,362)	-
Consolidated net income	24,954	28,878
Less: Net income attributable to noncontrolling interests	(2,425)	(1,958)
Net income attributable to Nidec Corporation	¥22,529	¥26,920

	Yen
Per share data:
Earning per share - basic
Income from continuing operations attributable to Nidec Corporation	¥170.35	¥200.66
Loss on discontinued operations attributable to Nidec Corporation	(7.27)	-
Net income attributable to Nidec Corporation	163.08	200.66
Earning per share - diluted
Income from continuing operations attributable to Nidec Corporation	¥159.29	¥187.29
Loss on discontinued operations attributable to Nidec Corporation	(6.80)	-
Net income attributable to Nidec Corporation	152.49	187.29
Cash dividends paid	¥45.00	¥45.00

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF INCOME - (Continued)

(Unaudited)

	Yen in millions
	For the six months ended September 30
	2011	2012

Net income attributable to Nidec Corporation
Income from continuing operations attributable to Nidec Corporation	¥23,533	¥26,920
Loss on discontinued operations attributable to Nidec Corporation	(1,004)	-
Net income attributable to Nidec Corporation	¥22,529	¥26,920

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Unaudited)

	Yen in millions
	For the six months ended September 30
	2011	2012

Consolidated net income	¥24,954	¥28,878
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(23,674)	(15,559)
Net unrealized gains and losses on securities	(882)	(2,259)
Net gains and losses on derivative instruments	(1,131)	110
Pension liability adjustments	525	3
Total	(25,162)	(17,705)
Total comprehensive income (loss)	(208)	11,173
Less: Comprehensive (income) loss attributable to noncontrolling interests	(1,478)	(829)
Comprehensive income (loss) attributable to Nidec Corporation	¥(1,686)	¥10,344

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	Yen in millions
	For the three months ended September 30
	2011	2012

Net sales	¥180,657	¥174,519
Operating expenses:
Cost of products sold	138,006	133,972
Selling, general and administrative expenses	14,203	12,346
Research and development expenses	7,528	7,887
	159,737	154,205
Operating income	20,920	20,314
Other income (expense):
Interest and dividend income	318	335
Interest expense	(59)	(153)
Foreign exchange loss, net	(3,967)	(345)
(Loss) gain on marketable securities, net	(138)	129
Other, net	(747)	(1,263)
	(4,593)	(1,297)
Income from continuing operations before income taxes	16,327	19,017
Income taxes	(3,992)	(4,226)
Equity in net income of affiliated companies	1	4
Income from continuing operations	12,336	14,795
Loss on discontinued operations	(686)	-
Consolidated net income	11,650	14,795
Less: Net income attributable to noncontrolling interests	(1,331)	(1,361)
Net income attributable to Nidec Corporation	¥10,319	¥13,434

	Yen
Per share data:
Earning per share - basic
Income from continuing operations attributable to Nidec Corporation	¥78.55	¥101.17
Loss on discontinued operations attributable to Nidec Corporation	(3.69)	-
Net income attributable to Nidec Corporation	74.86	101.17
Earning per share – diluted
Income from continuing operations attributable to Nidec Corporation	¥73.43	¥94.37
Loss on discontinued operations attributable to Nidec Corporation	(3.45)	-
Net income attributable to Nidec Corporation	69.98	94.37
Cash dividends paid	¥0.00	¥0.00

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF INCOME - (Continued)

(Unaudited)

	Yen in millions
	For the three months ended September 30
	2011	2012

Net income attributable to Nidec Corporation
Income from continuing operations attributable to Nidec Corporation	¥10,828	¥13,434
Loss on discontinued operations attributable to Nidec Corporation	(509)	-
Net income attributable to Nidec Corporation	¥10,319	¥13,434

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Unaudited)

	Yen in millions
	For the three months ended September 30
	2011	2012

Consolidated net income	¥11,650	¥14,795
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(15,651)	(2,002)
Net unrealized gains and losses on securities	(947)	(782)
Net gains and losses on derivative instruments	(1,044)	342
Pension liability adjustments	(35)	(3)
Total	(17,677)	(2,445)
Total comprehensive income (loss)	(6,027)	12,350
Less: Comprehensive (income) loss attributable to noncontrolling interests	(459)	(1,141)
Comprehensive income (loss) attributable to Nidec Corporation	¥(6,486)	¥11,209

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Yen in millions
	For the six months ended September 30
	2011	2012

Cash flows from operating activities:
Consolidated net income	¥24,954	¥28,878
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	17,685	17,910
Loss (gain) on sales, disposal or impairment of property, plant and equipment	982	(81)
Loss recovery and gain on property, plant and equipment damaged in flood	-	(4,055)
Deferred income taxes	(1,162)	(4,519)
Equity in net income of affiliated companies	(4)	(23)
Foreign currency adjustments	3,229	1,945
Changes in operating assets and liabilities:
(Increase) decrease in notes and accounts receivable	(11,595)	10,960
Increase in inventories	(4,957)	(1,361)
Decrease in notes and accounts payable	(612)	(4,987)
Decrease in accrued income taxes	(2,250)	(4,400)
Other	2,308	(272)
Net cash provided by operating activities	28,578	39,995

Cash flows from investing activities:
Additions to property, plant and equipment	(19,761)	(34,250)
Proceeds from sales of property, plant and equipment	1,226	353
Insurance proceeds related to property, plant and equipment damaged in flood	-	44
Acquisitions of business, net of cash acquired	2,687	(47,093)
Other	(821)	2,766
Net cash used in investing activities	(16,669)	(78,180)

Cash flows from financing activities:
Increase in short-term borrowings	20,033	41,951
Proceeds from issuance of long-term debt	-	25,200
Repayments of long-term debt	(771)	(698)
Purchases of treasury stock	(8,882)	(26,718)
Payments for additional investments in subsidiaries	(454)	-
Dividends paid to shareholders of Nidec Corporation	(6,232)	(6,158)
Dividends paid to noncontrolling interests	(702)	(672)
Other	68	(459)
Net cash provided by financing activities	3,060	32,446

Effect of exchange rate changes on cash and cash equivalents	(7,629)	(6,474)
Net increase (decrease) in cash and cash equivalents	7,340	(12,213)
Cash and cash equivalents at beginning of period	94,321	130,290
Cash and cash equivalents at end of period	¥101,661	¥118,077

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. Basis of preparation:

The accompanying interim consolidated financial statements of NIDEC Corporation (the "Company", and together with its consolidated subsidiaries, "NIDEC") have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). The interim consolidated financial statements are unaudited but include all adjustments, consisting of only normal recurring adjustments, which the Company considers necessary for a fair statement of the consolidated financial position and the consolidated results of its operations and cash flows. Results for the six months ended September 30, 2012 are not necessarily indicative of results that may be expected for the full year. The consolidated balance sheet at March 31, 2012, has been derived from the audited consolidated financial statements at that date, but does not include all of the information and footnotes required by GAAP for complete financial statements. For further information, refer to the audited consolidated financial statements and footnotes thereto for the year ended March 31, 2012, included on Form 20-F.

Certain reclassifications in the consolidated balance sheets as of March 31, 2012, the consolidated statements of income for the six and three months ended September 30, 2011 and consolidated statements of cash flows for the six months ended September 30, 2011 have been made to conform to the presentation used for the six and three months ended September 30, 2012.

As of March 31, 2012, NIDEC discontinued its lens actuator business and its tape drive and disk drive mechanism business included within the Nidec Sankyo reportable segment, and its compact digital camera lens unit business included within the Nidec Copal reportable segment. The operating results of the discontinued businesses and exit costs with related taxes were recorded as "Loss on discontinued operations" in the consolidated statement of income in accordance with ASC 205-20, "Presentation of Financial Statements-Discontinued Operations".

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

2. New accounting pronouncements:

Accounting Changes

As of April 1, 2012, NIDEC adopted FASB Accounting Standards Codification™ (ASC) 220 “Comprehensive Income” updated by Accounting Standards Update (ASU) No. 2011-05 “Presentation of Comprehensive Income” and ASU 2011-12 “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05.” ASU 2011-05 eliminates the option to report other comprehensive income and its components in the consolidated statement of changes in equity and requires an entity to report components of comprehensive income in either a continuous statement of comprehensive income or two separate but consecutive statements. ASU 2011-12 indefinitely defers the requirement in ASU 2011-05 to present reclassification adjustments out of accumulated other comprehensive income by component in both the statement in which net income is presented and the statement in which other comprehensive income is presented. During the deferral period, the existing requirements in U.S. GAAP for the presentation of reclassification adjustments must continue to be followed. These standards are provisions for disclosure. The adoption of these standards did not have any impact on NIDEC’s consolidated financial position, results of operations and liquidity.

As of April 1, 2012, NIDEC adopted FASB ASC 350 “Intangibles-Goodwill and Other.” updated by ASU 2011-08 “Testing Goodwill for Impairment.” ASU 2011-08 allows an entity the option of performing a qualitative assessment before calculating the fair value of a reporting unit. If an entity determines, on the basis of qualitative factors, that the fair value of the reporting unit is more likely than not less than the carrying amount, the two-step impairment test would be required. The adoption of this standard did not have material impact on NIDEC’s consolidated financial position, results of operations and liquidity.

Recent Accounting Pronouncements to be adopted in future periods

In July 2012, the FASB issued ASU No. 2012-02, “Intangibles-Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment.” ASU 2012-02 allows an entity the option of performing a qualitative assessment before calculating the fair value of an indefinite-lived intangible asset and performing the quantitative impairment test. If an entity determines, on the basis of qualitative factors, that it is more likely than not that the asset is impaired, the quantitative impairment test would be required. ASU 2012-02 is effective for annual and interim impairment tests of indefinite-lived intangible assets performed for fiscal years beginning after September 15, 2012. Early adoption is permitted. NIDEC is currently evaluating the potential impact from adopting ASU 2012-02 on its consolidated financial position, results of operations and liquidity.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

3. Acquisitions

On July 1, 2011, NIDEC acquired all of the voting rights of Sanyo Seimitsu Co., Ltd. which consists of small precision motor product category, particularly vibration motors for mobile phones of Sanyo Electric Co., Ltd., in order to further develop and expand our small precision motor product category by effectively using the operational resources of, and efficiently developing new products and expanding sales opportunities for small precision motor product category. Sanyo Seimitsu Co., Ltd. was subsequently renamed Nidec Seimitsu Corporation.

On April 2, 2012, NIDEC acquired all of the voting rights in The Minster Machine Company, which consists of machinery product category, particularly medium-sized and large-sized high-speed, high-rigidity press machines and large-sized press machines for dies for motor parts, in order to continues to pursue NIDEC’s group-wide growth strategy by seeking to increase sales by expanding our business not only in NIDEC’s existing electronic parts market but also in wider markets, including the beverage can and automobile parts markets.

On May 31, 2012, NIDEC acquired all of the voting rights in Ansaldo Sistemi Industriali S.p.A., an Italian company, which consists of automotive, household, commercial and industrial products business where NIDEC has increasingly focused our efforts as one of the principal growth area, in order to accelerate the global expansion of NIDEC’s industrial motor business by gaining sales platforms in markets where NIDEC currently do not have significant sales and by expanding NIDEC’s product offering to include a wide range of products that are currently not in our product portfolio.

On September 28, 2012, NIDEC acquired all of the voting rights in Avtron Industrial Automation, Inc., which consists of rich system engineering resources, experience, the customer relationship and a sales channel in North America, in order to strengthen the industrial motor and automation solutions business and accelerate the Company’s strategy to achieve synergies with acquired companies.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at acquisition date for the six months ended September 30, 2012. Although NIDEC is allocating the amount paid for acquisition to the acquired assets and assumed liabilities, the value of certain assets and liabilities are based on preliminary valuations and are subject to adjustment as additional information is obtained.

Yen in millions
For the six months ended September 30, 2012
Current assets	¥29,070
Goodwill	39,959
Other non-current assets	7,507
Non-current assets	47,466
Total assets acquired	76,536
Total liabilities assumed	25,460
Net assets acquired	¥51,076

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

The following represents the unaudited pro forma results of operations of NIDEC for the six months ended September 30, 2011 and 2012, as if the acquisition in these companies had occurred on April 1, 2011. The unaudited pro forma results of operations are presented for comparative purposes only and are not necessarily indicative of the results of operations that may occur in the future or that would have occurred had the acquisitions been in effect on the dates indicated.

	Yen in millions
	For the six months ended September 30 (Unaudited)
	2011	2012

Pro forma net sales	¥387,559	¥359,249
Pro forma net income	20,255	26,621

	Yen
Pro forma net income attributable to Nidec Corporation per share
- basic	¥146.62	¥198.43
- diluted	137.08	185.21

4. Goodwill

The changes in the carrying amount of goodwill for the six months ended September 30, 2012 are as follows:

Yen in millions
Balance as of April 1, 2012
Goodwill	¥80,525

Acquisition	39,959
Translation adjustments and Others	(1,247)

Balance as of September 30, 2012
Goodwill	¥119,237

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

5. Marketable securities and other securities investments:

Marketable securities and other securities investments include debt and equity securities of which the aggregate fair value, gross unrealized gains and losses and cost are as follows:

	Yen in millions
	March 31, 2012
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Equity securities	¥8,633	¥5,610	¥192	¥14,051

Held-to-maturity
Japanese government debt securities	301	1	-	302
	¥8,934	¥5,611	¥192	¥14,353

Securities not practicable to fair value
Equity securities	¥466

	Yen in millions
	September 30, 2012
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Equity securities	¥8,933	¥2,979	¥953	¥10,959

Held-to-maturity
Japanese government debt securities	301	3	-	304
	¥9,234	¥2,982	¥953	¥11,263

Securities not practicable to fair value
Equity securities	¥1,526

The net unrealized gain from available-for-sale securities included as a component of accumulated other comprehensive income, net of applicable taxes, decreased by ¥1,926 million during the six months ended September 30, 2012, and decreased by ¥53 million during the year ended March 31, 2012.

Proceeds from sale of marketable securities were ¥153 million for the three months ended September 30, 2012. On those sales, gross realized gains were ¥128 million and gross realized losses were ¥0 million for the three months ended September 30, 2012.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

Proceeds from sale of marketable securities were ¥154 million for the six months ended September 30, 2012. On those sales, gross realized gains were ¥129 million and gross realized losses were ¥0 million for the six months ended September 30, 2012.

NIDEC holds long-term investment securities that are classified as “marketable securities and other securities investments.” The securities issued by various non-public companies are recorded at cost, as their fair values are not readily determinable. NIDEC’s management employs a systematic methodology to assess the recoverability of such investments by reviewing the financial position of the underlying companies and the prevailing market conditions in which these companies operate to determine if NIDEC’s investment in each individual company is impaired and whether the impairment is other-than-temporary. If any impairment is determined to be other-than-temporary, the cost of the investment is written-down by the impaired amount and the amount is recognized currently as a realized loss.

The following table presents the gross unrealized losses on, and fair value of, NIDEC’s investment securities, aggregated by investment category and length of time that individual investment securities have been in a continuous unrealized loss position.

	Yen in millions
	March 31, 2012
	Less than 12 months		12 months or more
	Fair value	Unrealized loss	Fair value	Unrealized loss

Equity securities	¥1,103	¥92	¥770	¥100

	Yen in millions
	September 30, 2012
	Less than 12 months		12 months or more
	Fair value	Unrealized loss	Fair value	Unrealized loss

Equity securities	¥2,516	¥355	¥1,312	¥598

NIDEC presumes the value of investment securities is impaired if the fair value is below the original cost. Among the impaired investment securities, NIDEC presumes a decline in value of equity securities is other-than-temporary if the fair value is significantly below the original cost for an extended period of time. The presumption of an other-than-temporary impairment may be overcome if there is evidence to support that the decline is temporary in nature due to the existence of other factors which overcome the duration or magnitude of the decline. On the other hand, even if a fair value is not significantly less than the original cost, there may be cases where impairment losses are recognized when specific factors indicate the decline in the fair value is other-than-temporary. As of September 30, 2012, NIDEC determined that the decline in value for equity securities with unrealized losses shown in the above table is temporary in nature.

#

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

As of September 30, 2012 and March 31, 2012, held-to-maturity securities of ¥301 million and ¥301 million were pledged as collateral for the deferred payments of certain taxes based on the Japanese Custom Act and Consumption Tax Law, respectively.

6. Equity:

A summary of the changes in equity in the consolidated balance sheet for the six months ended September 30, 2011 and 2012 was as follows:

	Yen in millions
	Nidec Corporation total	Noncontrolling interests	Total equity
For the six months ended September 30, 2011:
Balance at March 31, 2011	¥355,250	¥55,256	¥410,506
Comprehensive income (loss):
Net income	22,529	2,425	24,954
Other comprehensive income (loss):
Foreign currency translation adjustments	(22,592)	(1,082)	(23,674)
Net unrealized gains and losses on securities	(817)	(65)	(882)
Net gains and losses on derivative instruments	(1,131)	-	(1,131)
Pension liability adjustments	325	200	525
Total comprehensive income (loss)	(1,686)	1,478	(208)
Purchase of treasury stock	(8,882)	-	(8,882)
Dividends paid to shareholders of Nidec Corporation	(6,232)	-	(6,232)
Dividends paid to noncontrolling interests	-	(702)	(702)
Capital transaction with consolidated subsidiaries and other	(113)	(926)	(1,039)
Balance at September 30, 2011	¥338,337	¥55,106	¥393,443

For the six months ended September 30, 2012:
Balance at March 31, 2012	¥370,182	¥55,429	¥425,611
Comprehensive income (loss):
Net income	26,920	1,958	28,878
Other comprehensive income (loss):
Foreign currency translation adjustments	(14,764)	(795)	(15,559)
Net unrealized gains and losses on securities	(1,926)	(333)	(2,259)
Net gains and losses on derivative instruments	110	-	110
Pension liability adjustments	4	(1)	3
Total comprehensive income (loss)	10,344	829	11,173
Purchase of treasury stock	(26,718)	-	(26,718)
Dividends paid to shareholders of Nidec Corporation	(6,158)	-	(6,158)
Dividends paid to noncontrolling interests	-	(672)	(672)
Capital transaction with consolidated subsidiaries and other	192	(614)	(422)
Balance at September 30, 2012	¥347,842	¥54,972	¥402,814

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

7. Current portion of long-term debt:

Detail of Zero coupon convertible bonds, due 2015 is as follow;

	Yen in millions
	March 31, 2012	September 30, 2012
Principal amount	¥100,000	¥100,000
Unamortized premium	347	297
Total	¥100,347	¥100,297

The yen denominated zero coupon convertible bonds with stock acquisition rights due 2015, which are listed at Singapore Stock Exchange, were issued on September 21, 2010, and are redeemable at 100% of face value on September 18, 2015 (maturity date). Concerning stock acquisition rights, the conversion price per share is ¥10,626 and the number of convertible shares is 9,410,878 as of September 30, 2012.

The bonds were reclassified from Long-term debts to Current portion of long-term debt, because any holder of the bonds with stock acquisition rights is entitled, at its option, to require NIDEC to redeem such bonds on September 20, 2013 at 100% of its principal amount.

8. Pension and severance plans:

The amounts of net periodic benefit cost in pension and severance plans for the six months ended September 30, 2011 and 2012 were as follows:

	Yen in millions
	For the six months ended September 30
	2011	2012
Net periodic pension cost for defined benefit plans:
Service cost	¥599	¥566
Interest cost	232	400
Expected return on plan assets	(163)	(273)
Amortization of net actuarial loss	59	76
Amortization of prior service credit	(86)	(73)
Losses on curtailments and settlements	132	-
Net periodic pension cost for defined benefit plans	773	696
Cost for multiemployer pension plans	105	92
Cost for defined contribution plans	¥780	¥884

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

The amounts of net periodic benefit cost in pension and severance plans for the three months ended September 30, 2011 and 2012 were as follows:

	Yen in millions
	For the three months ended September 30
	2011	2012
Net periodic pension cost for defined benefit plans:
Service cost	¥308	¥278
Interest cost	114	225
Expected return on plan assets	(82)	(164)
Amortization of net actuarial loss	30	38
Amortization of prior service credit	(43)	(36)
Net periodic pension cost for defined benefit plans	327	341
Cost for multiemployer pension plans	52	45
Cost for defined contribution plans	¥386	¥471

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

9. Earnings per share:

The table below sets forth a reconciliation of the differences between basic and diluted income attributable to Nidec Corporation per share for the six and three months ended September 30, 2011 and 2012:

	Yen in millions	Thousands of shares	Yen
	Net income (loss) attributable to Nidec Corporation	Weighted- average shares	Net income (loss) attributable to Nidec Corporation per share
For the six months ended September 30, 2011:
Basic net income attributable to Nidec Corporation per share:
Income from continuing operations attributable to Nidec Corporation	¥23,533	138,146	¥170.35
Loss on discontinued operations attributable to Nidec Corporation	(1,004)	138,146	(7.27)
Net income attributable to Nidec Corporation	¥22,529	138,146	¥163.08
Effect of dilutive securities: Zero coupon convertible bonds	(28)	9,411
Diluted net income attributable to Nidec Corporation per share:
Income from continuing operations attributable to Nidec Corporation	¥23,505	147,557	¥159.29
Loss on discontinued operations attributable to Nidec Corporation	(1,004)	147,557	(6.80)
Net income attributable to Nidec Corporation	¥22,501	147,557	¥152.49
For the six months ended September 30, 2012:
Basic net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥26,920	134,159	¥200.66
Effect of dilutive securities: Zero coupon convertible bonds	(31)	9,411
Diluted net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥26,889	143,570	¥187.29

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

	Yen in millions	Thousands of shares	Yen
	Net income (loss) attributable to Nidec Corporation	Weighted- average shares	Net income (loss) attributable to Nidec Corporation per share
For the three months ended September 30, 2011:
Basic net income attributable to Nidec Corporation per share:
Income from continuing operations attributable to Nidec Corporation	¥10,828	137,851	¥78.55
Loss on discontinued operations attributable to Nidec Corporation	(509)	137,851	(3.69)
Net income attributable to Nidec Corporation	¥10,319	137,851	¥74.86
Effect of dilutive securities: Zero coupon convertible bonds	(14)	9,411
Diluted net income attributable to Nidec Corporation per share:
Income from continuing operations attributable to Nidec Corporation	¥10,814	147,262	¥73.43
Loss on discontinued operations attributable to Nidec Corporation	(509)	147,262	(3.45)
Net income attributable to Nidec Corporation	¥10,305	147,262	¥69.98
For the three months ended September 30, 2012:
Basic net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥13,434	132,777	¥101.17
Effect of dilutive securities: Zero coupon convertible bonds	(16)	9,411
Diluted net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥13,418	142,188	¥94.37

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

10. Income taxes:

NIDEC is subject to a number of different income taxes, which, in the aggregate, indicate statutory rates in Japan of approximately 41.0% and 38.0% for the six months ended September 30, 2011 and 2012. Reconciliation of the differences between the statutory tax rates and the estimated effective income tax rates are as follows:

	For the Six months ended September 30
	2011	2012
Statutory tax rate	41.0%	38.0%
Increase (reduction) in taxes resulting from:
Tax benefit in foreign subsidiaries	(19.7)	(16.2)
Tax (benefit) on undistributed earnings	0.1	3.9
Valuation allowance	0.7	(0.1)
Liabilities for unrecognized tax benefits	4.1	0.2
Other	(2.3)	(2.4)
Estimated effective income tax rate	23.9%	23.4%

The effective income tax rate decreased 0.5 percentage points from 23.9% for the six months ended September 30, 2011 to 23.4% for the six months ended September 30, 2012. It is mainly due to a reduction in statutory tax rate and decrease in liabilities for unrecognized tax benefits, though there were several factors causing an increase in tax rate. The liabilities for unrecognized tax benefits decreased because the subsidiary in Thailand does not need to accrue it from this year due to the agreement of a bilateral advance pricing arrangement.

11. Flooding in Thailand:

NIDEC has insurance policies which cover certain damage directly caused by the flooding in Thailand that occurred in October 2011. The insurance policies cover the damage associated with fixed assets and inventories. NIDEC has recognized insurance recoveries up to replacement cost that was approved by insurance company at some of NIDEC’s subsidiaries. As a result, NIDEC has recorded a net gain of ¥4,055 million in operating gain for the six months ended September 30, 2012.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

12. Contingencies:

NIDEC has guaranteed approximately ¥80 million of bank loans for employees in connection with their housing costs at September 30, 2012. If an employee defaults on his/her loan payments, NIDEC would be required to perform under the guarantee.

The maximum undiscounted amount of NIDEC’s obligation to make future payments in the event of defaults is approximately ¥80 million. The current carrying amount of the liabilities for NIDEC’s obligations under the guarantee is zero.

With the acquisition of ASI, NIDEC assumed ASI’s contingent liabilities. As a result, NIDEC is contingently liable under bid bonds, advance payment bonds, performance bonds, warranty bonds and payment bonds, totaling ¥5,729 million as of September 30, 2012, primarily for guarantees of our performance on projects currently in execution or under warranty. No material claims have been made against guarantees, and based on our current experience and current expectations, we do not anticipate any material claims.

13. Derivatives:

NIDEC manages the exposures to fluctuations in foreign exchange rate, interest rate and commodity prices movements through the use of derivative financial instruments which include foreign exchange forward contracts, currency option contracts, interest rate swap agreements and commodities agreements. NIDEC does not hold derivative financial instruments for trading purposes. NIDEC is exposed to credit risk in the event of non-performance by counterparties to the derivative contracts, but such risk is considered mitigated by the high credit rating of the counterparties.

Cash flow hedges

NIDEC uses foreign exchange forward contracts, interest rate swap agreements and commodities agreements designated as cash flow hedges to protect against a portion of foreign exchange rate risks, interest rate risks and commodity prices risks inherent in its forecasted transactions related to purchase commitments.

Derivatives not designated as hedges

NIDEC is unable or has elected not to apply hedge accounting to some of the derivatives from time to time. The changes in the fair value of these contracts are recorded in ‘Other income (expense)’.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

The Contractual Amounts Outstanding of Derivative Instruments

Derivatives designated as hedging instruments are as follows:

	Yen in millions
	March 31, 2012	September 30, 2012
Foreign exchange forward contracts	¥7,609	¥6,758
Interest rate swap agreements	-	9,623
Commodity futures	3,102	2,745

Derivatives not designated as hedging instruments are as follows:

	Yen in millions
	March 31, 2012	September 30, 2012
Foreign exchange forward contracts	¥-	¥203
Currency option contracts	-	361

Fair Values of Derivative Instruments

Derivatives designated as cash flow hedge are as follows:

		Asset Derivatives
	Balance sheet location	Yen in millions
		March 31, 2012	September 30, 2012
Foreign exchange forward contracts	Other current assets	¥165	¥290
Commodity futures	Other current assets	22	55

		Liability Derivatives
	Balance sheet location	Yen in millions
		March 31, 2012	September 30, 2012
Interest rate swap agreements	Other current liabilities	¥-	¥14
Commodity futures	Other current liabilities	44	-

Derivatives not designated as hedging instruments are as follows:

		Liability Derivatives
	Balance sheet location	Yen in millions
		March 31, 2012	September 30, 2012
Foreign exchange forward contracts	Other current liabilities	¥-	¥3
Currency option contracts	Other current liabilities	-	16

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

The Effect of Derivative Instruments on the Consolidated Statements of Income for the six months ended September 30, 2011 and 2012

Derivatives designated as cash flow hedge are as follows:

Gains (losses) recognized in accumulated other comprehensive income

	Yen in millions
	For the six months ended September 30
	2011	2012
Foreign exchange forward contracts	¥(609)	¥73
Interest rate swap agreements	-	(9)
Commodity futures	(522)	46

Gains (losses) reclassified from accumulated other comprehensive income into income (effective portion)

	Statement of income location	Yen in millions
		For the six months ended September 30
		2011	2012
Foreign exchange forward contracts	Cost of sales	¥95	¥(30)
Interest rate swap agreements	Interest expense	-	1
Commodity futures	Cost of sales	(3)	(135)

The amount of hedge ineffectiveness and net gains (losses) excluded from the assessment of hedge effectiveness was not material for the six months ended September 30, 2012.

A net gain of ¥150 million in accumulated other comprehensive income at September 30, 2012 is expected to be reclassified into earnings within the next 12 months.

As of September 30, 2012, the maximum length of time over which NIDEC hedged its exposure to variability in future cash flows for forecasted transactions was approximately 23 months.

Derivatives not designated as hedging instruments are as follows:

Gains (losses) recognized in income

	Statement of income location	Yen in millions
		For the six months ended September 30
		2011	2012
Foreign exchange forward contracts	Foreign exchange loss, net	¥-	¥8
Currency option contracts	Foreign exchange loss, net	-	9
Interest rate currency swap agreements	Other, net	2	-

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

The Effect of Derivative Instruments on the Consolidated Statements of Income for the three months ended September 30, 2011 and 2012

Derivatives designated as cash flow hedge are as follows:

Gains (losses) recognized in accumulated other comprehensive income

	Yen in millions
	For the three months ended September 30
	2011	2012
Foreign exchange forward contracts	¥(595)	¥183
Interest rate swap agreements	-	(9)
Commodity futures	(449)	168

Gains (losses) reclassified from accumulated other comprehensive income into income (effective portion)

	Statement of income location	Yen in millions
		For the three months ended September 30
		2011	2012
Foreign exchange forward contracts	Cost of sales	¥(18)	¥8
Interest rate swap agreements	Interest expense	-	1
Commodity futures	Cost of sales	(22)	(52)

The amount of hedge ineffectiveness and net gains (losses) excluded from the assessment of hedge effectiveness was not material for the three months ended September 30, 2012.

Derivatives not designated as hedging instruments are as follows:

Gains (losses) recognized in income

	Statement of income location	Yen in millions
		For the three months ended September 30
		2011	2012
Foreign exchange forward contracts	Foreign exchange loss, net	¥-	¥8
Currency option contracts	Foreign exchange loss, net	-	9
Interest rate currency swap agreements	Other, net	-	-

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

14. Fair Value:

Under Statement of ASC 820, “Fair Value Measurements and Disclosures”, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that reflect the assumptions market participants would use in valuing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect NIDEC’s assumptions about the factors market participants would use in valuing the asset or liability developed based upon the best information available in the circumstances. The hierarchy is broken down into three levels.

Level 1 inputs are quoted prices in active markets for identical assets or liabilities.

Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs (other than quoted prices) that are observable for the asset or liability, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 inputs are unobservable inputs for the asset or liability.

Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Assets and liabilities that are measured at Fair Value on a Recurring Basis:

The following table provides information by level for assets and liabilities that are measured at fair value, as defined by ASC 820, on a recurring basis.

	Yen in millions
	Fair Value at March 31, 2012	Fair Value Measurements Using Inputs Considered as
		Level 1	Level 2	Level 3
Assets:
Marketable securities	¥14,051	¥14,051	-	-
Derivatives	¥187	¥22	¥165	-
Total assets:	¥14,238	¥14,073	¥165	-
Liabilities:
Derivatives	¥44	¥44	-	-

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

	Yen in millions
	Fair Value at	Fair Value Measurements Using Inputs Considered as
	September 30, 2012	Level 1	Level 2	Level 3
Assets:
Marketable securities	¥10,959	¥10,959	-	-
Derivatives	¥345	55	¥290	-
Total assets:	¥11,304	¥11,014	¥290	-
Liabilities:
Derivatives	¥33	-	¥33	-

Level 1 marketable equity securities and derivatives including commodity futures are valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions.

Level 2 derivatives including foreign exchange contracts are valued using quotes obtained from counterparties or third parties, which are periodically validated by pricing models using observable market inputs, such as foreign currency exchange rates, and interest rates.

Fair value of financial instruments:

The estimated fair values of NIDEC’s financial instruments, excluding those disclosed elsewhere, are summarized as follows:

	Yen in millions
	March 31, 2012
	Carrying amount	Estimated fair value
Asset (Liability):
Cash and cash equivalents	¥130,290	¥130,290
Short-term investments	7,810	7,810
Short-term loan receivable	119	119
Long-term loan receivable	85	86
Short-term borrowings	(59,608)	(59,608)
Commercial papers	(27,000)	(27,000)
Long-term debt including the current portion and excluding capital lease obligation	¥(100,602)	¥(103,218)

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

	Yen in millions
	September 30, 2012
	Carrying amount	Estimated fair value
Asset (Liability):
Cash and cash equivalents	¥118,077	¥118,077
Short-term investments	2,845	2,845
Short-term loan receivable	145	145
Long-term loan receivable	60	62
Short-term borrowings	(81,543)	(81,543)
Commercial papers	(45,000)	(45,000)
Long-term debt including the current portion and excluding capital lease obligation	¥(124,799)	¥(124,174)

The following are explanatory notes relating to the financial instruments.

Cash and cash equivalents, short-term investments, short-term loans receivable, short-term borrowings and commercial papers: In the normal course of business, substantially all cash and cash equivalents, short-term investments (time deposits), short-term loans receivable, short-term borrowings and commercial papers are highly liquid and are carried at amounts that approximate fair value.

Long-term loan receivable: NIDEC’s long-term loan receivable instruments are classified as Level 2 instruments. The fair value of long-term loans was estimated by discounting expected future cash flows.

Long-term debt: NIDEC’s long-term debt instruments are classified as Level 2 instruments. The fair value of bonds issued by NIDEC was estimated based on their market price which was influenced by, and corresponded to stock price. The fair value of long-term bank loans (including the current portion and excluding the capital lease obligation) was estimated based on the discounted amounts of future cash flows using NIDEC’s current incremental borrowing rates for similar liabilities.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

15. Segment data:

In accordance with ASC 205-20, “Presentation of Financial Statements-Discontinued Operations”, amounts in the segment information do not reflect discontinued operations, and previous fiscal year’s segment information has been reclassified.

(1) Enterprise-wide information

The following table provides product information for the six months ended September 30, 2011 and 2012:

	Yen in millions
	For the six months ended September 30
	2011	2012
Net sales:
Small precision motors:
Hard disk drives spindle motors	¥93,265	¥88,605
Other small precision motors	64,307	68,087
Sub-total	157,572	156,692
Automotive, household, commercial and industrial products	106,739	112,633
Machinery	36,616	31,266
Electronic and optical components	52,225	49,114
Others	4,139	3,835
Consolidated total	¥357,291	¥353,540

The following table provides product information for the three months ended September 30, 2011 and 2012:

	Yen in millions
	For the three months ended September 30
	2011	2012
Net sales:
Small precision motors:
Hard disk drives spindle motors	¥46,682	¥40,163
Other small precision motors	35,688	33,061
Sub-total	82,370	73,224
Automotive, household, commercial and industrial products	51,867	58,660
Machinery	17,526	15,562
Electronic and optical components	26,679	24,862
Others	2,215	2,211
Consolidated total	¥180,657	¥174,519

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

(2) Operating segment information

The operating segments reported below are defined as components of an enterprise for which separate financial information is available and regularly reviewed by NIDEC’s chief operating decision maker. NIDEC’s chief operating decision maker utilizes various measurements to assess segment performance and allocate resources to segments.

The Nidec Corporation segment comprises Nidec Corporation in Japan, which primarily develops and sells hard disk drives spindle motors, DC motors, fans, and automotive products.

The Nidec Electronics (Thailand) segment comprises Nidec Electronics (Thailand) Co., Ltd., a subsidiary in Thailand, and its consolidated subsidiaries, which primarily produce and sell hard disk drive motors. This segment also includes other subsidiaries in Asia which produce components for hard disk drives.

The Nidec (Zhejiang) segment comprises Nidec (Zhejiang) Corporation, a subsidiary in China, which primarily produces and sells hard disk drive motors.

The Nidec (Dalian) segment comprises Nidec (Dalian) Limited, a subsidiary in China, which primarily produces and sells DC motors and fans but excludes its automotive products business .

The Nidec Singapore segment comprises Nidec Singapore Pte. Ltd., a subsidiary in Singapore, and its consolidated subsidiary, which primarily sell hard disk drive motors, DC motors and fans.

The Nidec (H.K.) segment comprises Nidec (H.K.) Co., Ltd., a subsidiary in Hong Kong, and its consolidated subsidiaries, which primarily sell hard disk drive motors, DC motors and fans.

The Nidec Philippines segment comprises Nidec Philippines Corporation, a subsidiary in the Philippines, and its consolidated subsidiary, which primarily produce and sell hard disk drive motors.

The Nidec Sankyo segment comprises Nidec Sankyo Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell DC motors, machinery, and electronic parts.

The Nidec Copal segment comprises Nidec Copal Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell optical and electronic parts and machinery.

The Nidec Tosok segment comprises Nidec Tosok Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell automotive parts and machinery.

The Nidec Copal Electronics segment comprises Nidec Copal Electronics Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell electronic parts.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

The Nidec Techno Motor segment comprises Nidec Techno Motor Corporation (renamed from Nidec Techno Motor Holdings Corporation on April 1, 2012), a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell commercial and industrial products.

The Nidec Motor segment comprises Nidec Motor Corporation and other subsidiaries in North America, subsidiaries of Nidec US Holdings Corporation, which is an intermediate holding company in the United States, as well as other subsidiaries in Latin America, Asia and Europe, which primarily produce and sell household, commercial and industrial products.

The Nidec Motors & Actuators segment comprises Nidec Motors & Actuators in France, other subsidiaries in Europe and North America, and other manufacturing subsidiaries in China, which primarily produce and sell automotive products .

All Others segment comprises subsidiaries that are operating segments but not designated as reportable segments due to their immateriality.

NIDEC evaluates performance based on segmental profit and loss, which consists of sales and operating revenues less operating expenses. All segmental operating income or loss is accounted for under Japanese GAAP, except for Nidec Electronics (Thailand), Nidec (Zhejiang), Nidec (Dalian), Nidec Singapore, Nidec (H.K.), Nidec Philippines, Nidec Motor and Nidec Motors & Actuators. Therefore segmental data has not been prepared under U.S. GAAP on a basis that is consistent with the consolidated financial statements or on any other single basis that is consistent between segments. There are several differences between U.S. GAAP and the underlying accounting bases used by management, and the principal differences that affect segmental operating income or loss are accounting for pension and severance costs, and leases. Our segmental operating income or loss is presented in accordance with financial reporting principles and practices generally accepted in Japan. Management believes that the monthly segmental information is available on a timely basis, and that it is sufficiently accurate at the segment income or loss level for management’s purposes.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

The following tables show net sales to external customers and other financial information by operating segment for the six and three months ended September 30, 2011 and 2012, respectively:

Business segment

	Yen in millions
	For the six months ended September 30
	2011	2012
Net sales to external customers:
Nidec Corporation	¥33,672	¥12,325
Nidec Electronics (Thailand)	39,866	33,846
Nidec (Zhejiang)	12,821	12,072
Nidec (Dalian)	2,201	2,129
Nidec Singapore	7,151	25,774
Nidec (H.K.)	26,085	28,181
Nidec Philippines	6,031	7,954
Nidec Sankyo	42,915	36,308
Nidec Copal	28,674	28,930
Nidec Tosok	15,365	16,662
Nidec Copal Electronics	15,078	13,636
Nidec Techno Motor	22,384	19,249
Nidec Motor	45,446	49,044
Nidec Motors & Actuators	21,138	20,967
All Others	37,929	46,579
Total	356,756	353,656
Adjustments*1	535	(116)
Consolidated total	¥357,291	¥353,540

*1 US GAAP adjustments related to the differences of revenue recognition between recognition at the time of shipment and at the time of customer receipt are main components of Adjustments.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

Business segment

	Yen in millions
	For the three months ended September 30
	2011	2012
Net sales to external customers:
Nidec Corporation	¥15,845	¥5,977
Nidec Electronics (Thailand)	20,309	16,015
Nidec (Zhejiang)	6,202	5,183
Nidec (Dalian)	1,091	1,102
Nidec Singapore	3,938	10,209
Nidec (H.K.)	14,068	14,445
Nidec Philippines	3,094	4,185
Nidec Sankyo	21,951	17,182
Nidec Copal	15,155	14,828
Nidec Tosok	8,509	8,345
Nidec Copal Electronics	7,301	6,811
Nidec Techno Motor	10,438	9,073
Nidec Motor	21,404	27,741
Nidec Motors & Actuators	10,146	10,182
All Others	20,700	23,124
Total	180,151	174,402
Adjustments*1	506	117
Consolidated total	¥180,657	¥174,519

*1 US GAAP adjustments related to the differences of revenue recognition between recognition at the time of shipment and at the time of customer receipt are main components of Adjustments.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

	Yen in millions
	For the six months ended September 30
	2011	2012
Net sales to other operating segments:
Nidec Corporation	¥37,349	¥57,695
Nidec Electronics (Thailand)	20,194	19,694
Nidec (Zhejiang)	1,365	1,486
Nidec (Dalian)	8,739	7,004
Nidec Singapore	221	356
Nidec (H.K.)	469	1,242
Nidec Philippines	10,674	13,610
Nidec Sankyo	251	176
Nidec Copal	1,151	1,153
Nidec Tosok	64	97
Nidec Copal Electronics	9	9
Nidec Techno Motor	481	1,461
Nidec Motor	-	71
Nidec Motors & Actuators	4,781	9,682
All Others	25,822	28,763
Total	111,570	142,499
Intersegment elimination	¥(111,570)	¥(142,499)
Consolidated total	-	-

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

	Yen in millions
	For the three months ended September 30
	2011	2012
Net sales to other operating segments:
Nidec Corporation	¥21,120	¥22,919
Nidec Electronics (Thailand)	10,241	6,677
Nidec (Zhejiang)	621	572
Nidec (Dalian)	4,254	3,350
Nidec Singapore	111	178
Nidec (H.K.)	235	572
Nidec Philippines	5,278	5,733
Nidec Sankyo	132	82
Nidec Copal	559	589
Nidec Tosok	29	48
Nidec Copal Electronics	4	5
Nidec Techno Motor	229	977
Nidec Motor	-	71
Nidec Motors & Actuators	2,728	6,063
All Others	13,299	14,268
Total	58,840	62,104
Intersegment elimination	¥(58,840)	¥(62,104)
Consolidated total	-	-

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

	Yen in millions
	For the six months ended September 30
	2011	2012
Operating income or loss:
Nidec Corporation	¥2,461	¥998
Nidec Electronics (Thailand)	10,099	10,152
Nidec (Zhejiang)	531	301
Nidec (Dalian)	417	590
Nidec Singapore	86	378
Nidec (H.K.)	135	89
Nidec Philippines	2,842	3,840
Nidec Sankyo	5,352	3,279
Nidec Copal	3,061	2,263
Nidec Tosok	1,314	939
Nidec Copal Electronics	2,519	1,909
Nidec Techno Motor	2,166	2,198
Nidec Motor	1,717	2,041
Nidec Motors & Actuators	963	2,391
All Others	5,323	8,555
Total	38,986	39,923
Consolidation adjustments mainly related to elimination of intersegment profits	1,212	1,080
Reclassification *1	(51)	2,313
U.S. GAAP adjustments and Others *2	620	(500)
Consolidated total	¥40,767	¥42,816

*1 Some items are reclassified from other expenses (income) and included in operating expenses (income). Reclassification mainly loss on sales or disposals of fixed assets for the six months ended September 30, 2011 and 2012.

*2 Others is mainly from the amortization of capitalized assets related to business combinations for the six months ended September 30, 2011 and 2012.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

	Yen in millions
	For the three months ended September 30
	2011	2012
Operating income or loss:
Nidec Corporation	¥1,073	¥(853)
Nidec Electronics (Thailand)	5,706	4,215
Nidec (Zhejiang)	216	(27)
Nidec (Dalian)	125	365
Nidec Singapore	60	127
Nidec (H.K.)	30	31
Nidec Philippines	1,543	1,503
Nidec Sankyo	2,911	2,200
Nidec Copal	1,748	1,588
Nidec Tosok	1,007	626
Nidec Copal Electronics	1,098	1,044
Nidec Techno Motor	999	1,090
Nidec Motor	560	981
Nidec Motors & Actuators	635	1,228
All Others	2,574	4,566
Total	20,285	18,684
Consolidation adjustments mainly related to elimination of intersegment profits	(178)	1,246
Reclassification *1	60	673
U.S. GAAP adjustments and Others *2	753	(289)
Consolidated total	¥20,920	¥20,314

*1 Some items are reclassified from other expenses (income) and included in operating expenses (income). Reclassification mainly loss on sales or disposals of fixed assets for the three months ended September 30, 2011 and 2012.

*2 Others is mainly from the amortization of capitalized assets related to business combinations for the three months ended September 30, 2011 and 2012.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

16. Subsequent events

Dividends for the first half of the fiscal year ending March 31, 2013

Subsequent to September 30, 2012, NIDEC’s Board of Directors declared a cash dividend of ¥5,967 million payable on December 3, 2012 to stockholders as of September 30, 2012.

Completion of Acquisition of SCD Co., Ltd.

On October 2, 2012, NIDEC acquired 51.4% of the voting rights in SCD Co., Ltd. (“SCD”).

1) Purpose of transaction

SCD develops, manufactures and sales products such as motor drive units for refrigerator and motors for air conditioners.

Following the acquisition, NIDEC aims to expand its sales channels into home appliance manufacturers in South Korea, which have advantage in markets in developing countries.

2) Funds for transaction	Own funds

Completion of Share exchange transaction with Nidec Sankyo Corporation

On October 1, 2012, NIDEC made the Nidec Sankyo Corporation (“NSNK”) a wholly owned subsidiary by way of share exchange transaction. NIDEC allocated 3,175,315 shares of its common stock held in treasury, for the share exchange transaction. As a result of this share exchange transaction, NIDEC’s treasury stock decreased ¥17,608 million and NIDEC’s interests in NSNK increased from 77.1% to 100%.

Completion of Acquisition of Kinetek Group Inc.

On November 1, 2012, NIDEC acquired all of the voting rights in Kinetek Group Inc. (“Kinetek”).

1) Purpose of transaction

Kinetek conducts its commercial motor business on a global basis. Kinetek occupies a leading position in various markets for commercial motors used in such end-products as elevators/escalators, commercial food refrigerators, floor care equipment, golf and utility vehicles, material handling vehicles, and aerial lifts.

By combining Kinetek’s commercial motor business with NIDEC’s market-leading commercial motor business, particularly in the market for motors used in air-conditioning equipment, NIDEC expects to expand our product offerings of commercial motors by more than double and to be in a better position to seek to become a leading player in a wider global commercial motor market.

2) Funds for transaction	Own funds and debt financing

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

Determination of Terms of First, Second and Third Series of Domestic Unsecured Bonds

On November 7, 2012, NIDEC determined the terms of three tranches of straight bonds (which rank pari passu among themselves) (the “Bonds”) in the total principal amount of ¥100 billion to be issued in Japan under a shelf registration statement filed in Japan for the issuance from time to time of up to ¥200 billion aggregate principal amount of domestic bonds. The registration statement expires on April 5, 2014. The issuance of the Bonds has completed as of the date of this report.

		The first series unsecured bonds	The second series unsecured bonds	The third series unsecured bonds
1	Total principal amount	¥65 billion	¥15 billion	¥20 billion
2	Book-entry bonds	The provisions of the Law Concerning Book-Entry Transfer of Corporate Bonds and Shares, etc. applies to the bonds.
3	Denomination of each bond	¥100 million
4	Interest rate	0.386％ per annum	0.595％ per annum	0.956％ per annum
5	Issue price	100% of the principal amount
6	Redemption price	100% of the principal amount
7	Maturity date	September 20, 2017	September 20, 2019	September 20, 2022
8	Offering period	November 7, 2012
9	Payment date	November 13, 2012
10	Method of offering	Public offering in Japan. The bonds were not be offered in the United States or to any U.S. persons.
11	Security or guarantee	The bonds are unsecured and not guaranteed. There is no assets reserved as security for the bonds.
12	Financial covenants	The bonds are subject to certain negative pledge restrictions.
13	Redemption prior to maturity

NIDEC may, at any time on or after the day following the issue date, repurchase the bonds and cause such repurchased bonds to be canceled, unless otherwise required by Japan Securities Depository Center, Inc.

14	Use of the bonds	Repayment of commercial paper and other short-term borrowings